Exhibit 99.3

Denison Mines Corp.

Annual General Meeting
of Shareholders

Thursday, May 6, 2021

Notice of Meeting &
 Management Information Circular
Dated March 23, 2021

Dear Denison Shareholder,

On behalf of the Board of Directors, I hereby provide notice to you of Denison’s annual general meeting of shareholders to be held on Thursday, May 6, 2021 at the offices of the Corporation, 1100 – 40 University Avenue, Toronto, Ontario, Canada.

Given the extraordinary social and economic impacts of the COVID-19 pandemic, including governmental recommendations and/or orders for physical distancing and restrictions on group gatherings and non-essential travel and business activities, we request that shareholders do not attend the meeting in person.  While such restrictions, and others of the like, may change by the date of the meeting, we believe it is in the best interests of our shareholders, directors and employees for shareholders to communicate their votes and their opinions with the Corporation in advance of, instead of at, the meeting.

It is important to vote your shares. The attached Management Information Circular contains important information about the matters to come before the meeting, how you can ask questions of the directors and/or management and how you can vote in advance of the meeting.

Globally, 2020 was highlighted by the far reaching impacts of the COVID-19 pandemic. Confronted with the varied challenges of the pandemic, Denison’s resilient teams excelled in 2020 and early 2021 – accomplishing, among other things, a significant de-risking of our flagship Wheeler River project and delivering positive results from the Waterbury Lake Preliminary Economic Assessment.

Denison was not immune to COVID-19 related operational and other adjustments. In order to ensure employee safety, support public health efforts to limit transmission of COVID-19, and exercise prudent financial discipline, Denison temporarily suspended the formal Environmental Assessment (“EA”) process for the Wheeler River project and other discretionary activities in March 2020.

With the implementation of appropriate health and safety practices and procedures, Denison was able to resume field operations in the summer of 2020 and the formal EA process in January 2021. The Company has ambitious plans for its projects in 2021 and beyond, including progressing the EA process and the initiation of the formal feasibility process for Wheeler River.

As we advance towards our goal of positioning Denison as a high leverage uranium development company, poised to become Canada’s next uranium producer, the Board of Directors and the management team thank you for your continued support of, and interest in, Denison.

 What's Inside
Notice of Meeting
Management Information Circular
        Business of the Meeting
            ● Receiving the Consolidated Financial Statements
            ● Appointment of the Auditor
            ● Election of Directors
            ● Non-binding Advisory Vote on Executive Compensation
        Denison’s Corporate Governance Practices
        Director Compensation
        Executive Compensation
        Equity Compensation Plans
            ●    Option Plan
            ●    Share Unit Plan
        Additional Information
Appendices:
        A - Change of Auditor Reporting Package
        B - Board of Directors’ Mandate
1 5 14 24 27 41 47 48 51

Sincerely,
David Cates,
Director, President & Chief Executive Officer

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are hereby given notice of Denison Mines Corp.’s Annual General Meeting of Shareholders.

When	Where
Thursday, May 6, 2021 11:30 a.m. Meeting There will be no reception or refreshments	The offices of the Corporation 1100 – 40 University Avenue, Toronto, Ontario M5J 1T1 Please plan to vote in advance of the meeting and do not attend in person

The purpose of the Meeting is:

(a) to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2020, along with the auditor’s report on the statements;

(b) to ratify the appointment of KPMG LLP as the Company’s auditors and appoint them for the upcoming year, and to authorize the directors to fix their remuneration;

(c) to elect eight directors to the Board of Directors for the upcoming year;

(d) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and

(e) to transact such other business as may properly come before the Meeting.

If you held shares in Denison Mines Corp. on March 17, 2021, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

Your vote is important. Given the extraordinary social and economic impacts of the COVID-19 pandemic, including governmental recommendations and/or orders for group gatherings, physical distancing and restrictions on non-essential travel and business activities, we request that shareholders do not attend the meeting in person. We believe it is in the best interests of our shareholders, directors and employees for shareholders to communicate their votes and their opinions with the Corporation in advance of, instead of at, the meeting.

The Corporation is not aware of any items of business to be brought before the Meeting other than those noted above (and further described in the accompanying Management Information Circular (the “Circular”) and there will be no management presentation on the business and operations of the Corporation at the Meeting.

This notice is accompanied by the Circular which describes who can vote, how to vote, and what the Meeting will cover. We recommend you refer to the Annual General Meeting page of the Corporation’s website at www.denisonmines.com for the most up-to-date information regarding the meeting and as a method to ask questions of the directors and/or management in advance of the meeting.

The 2020 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2020, has been mailed to those shareholders who requested a copy.

    2021 DENISON NOTICE OF MEETING

This information is also available on Denison’s website at www.denisonmines.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission at www.sec.gov/edgar or by request to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario M5J 1T1.

As described in the “notice and access” notification mailed to shareholders of the Company, Denison has opted to deliver its Meeting materials to shareholders by posting them on its website at www.denisonmines.com. The use of this alternative means of delivery is more environmentally friendly and more economical as it reduces the Company’s paper and printing use and the Company’s printing and mailing costs.

The Meeting materials will be available on the Company’s website on March 30, 2021 and will remain on the website for one full year. The Meeting materials will also be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar on March 30, 2021.
Shareholders who wish to receive paper copies of the Meeting materials prior to the meeting may request copies from the Company by calling 1-888-689-7842 or by sending an email to info@denisonmines.com no later than April 23, 2021. Please note that we cannot guarantee delivery, and there may be mailing delays as a result of the COVID-19 pandemic or other events.

Please vote by using the proxy form or voting instruction form included with the “notice and access” notification and return it before 11:30 a.m. (Eastern Time) on May 4, 2021 in accordance with the instructions provided.
Yours truly,

David Cates
Director, President & Chief Executive Officer
Dated March 23, 2021

2021 DENISON NOTICE OF MEETING

MANAGEMENT INFORMATION CIRCULAR
ABOUT THIS CIRCULAR

You have received this Circular because you owned shares of Denison Mines Corp. on March 17, 2021, the record date. As a Shareholder, you have the right to vote at the Annual General Meeting of Shareholders on May 6, 2021 (the “Meeting”).

Management is soliciting your proxy for the Meeting.

Given the extraordinary social and economic impacts of the COVID-19 pandemic, including governmental recommendations and/or orders for physical distancing and restrictions on group gatherings, non-essential travel and business activities, we request that shareholders do not attend the meeting in person. We believe it is in the best interests of our shareholders, directors and employees for shareholders to communicate their votes and their opinions with the Corporation in advance of, instead of at, the meeting.

 We recommend you refer to the Annual General Meeting page of the Corporation’s website at www.denisonmines.com for the most up-to-date information regarding the meeting and as a method to ask questions of the directors and/or management in advance of the meeting.

This Circular provides the information that you need to have your vote recorded at the Meeting.
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If you are a registered holder of Shares, you have been sent a proxy form.
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If your Shares are held by a nominee, you may receive either a proxy form or voting instruction form and should follow the instructions provided by the nominee.

The Corporation is not aware of any items of business to be brought before the Meeting other than those described in this Management Information Circular (the “Circular”) and there will be no management presentation on the business and operations of the Corporation at the Meeting.

The Board of Directors has approved the Circular contents and has directed management to make it available to you. The information in the Circular is given as of March 23, 2021 unless otherwise noted.

Management’s solicitation of proxies is being made by mail and electronic means, at Denison’s expense. Proxies may also be solicited personally or by telephone by directors, officers, employees and agents of the Company.

In this Circular, Denison or the Company means Denison Mines Corp., Shareholders means holders of Denison’s common shares and Shares means Denison’s common shares. All amounts are in Canadian dollars, unless otherwise indicated. References to USD$ mean United States dollars.

VOTING YOUR DENISON SHARES

We kindly ask that Shareholders do not attend the Meeting in person, and vote by other means.

Registered Shareholders
If you were a registered Shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your Shares at the Meeting, as described below under “Voting by Proxy”.

Non-Registered Shareholders
Your Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your Shares are registered in the name of a nominee, you are a non-registered Shareholder. Your nominee is entitled to vote the Shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your Shares. You may vote your Shares through your nominee or in person.

To vote your Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered Shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of Shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered Shareholders to direct the voting of the Shares that they beneficially own.

If you are a non-registered Shareholder and would like to vote your Shares in person at the Meeting, you should take the following steps:
1.  appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or proxy form, and
2. follow the nominee’s instructions for return of the executed form or other response.

Do not otherwise complete the form. Your vote, or your designate’s vote, will be taken at the Meeting.

There are two kinds of non-registered Shareholders (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs” and (ii) those who do not object to their name being made known to the issuers of securities they own, known as non-objecting beneficial owners or “NOBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Denison has elected to send the notice of meeting, this Circular and proxy form (collectively, the “Meeting Materials”) indirectly to the NOBOs.

Denison intends to pay for intermediaries such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees (“Intermediaries”) to forward the Meeting Materials to OBOs.

Voting by Proxy
We are encouraging all Shareholders to vote by using the proxy form or voting instruction form provided, instead of attending in person. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the internet, as described on the proxy form or voting instruction form provided.

Your Proxy Vote and Appointing a Proxyholder
On the proxy form, you can indicate how you want to vote your Shares or you can let your proxyholder decide for you.

All Shares represented by properly completed proxies received at the Toronto office of Computershare Investor Services Inc. by 11:30 a.m. (Eastern time) on May 4, 2021 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting will be voted or withheld from voting at the Meeting. Proxies should be delivered to:

Computershare Investor Services Inc. Toronto Office, Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

For more information on how to vote, Shareholders may contact Computershare by telephone at 1-800-564-6253 or by e-mail to service@computershare.com.

If you give directions on how to vote your Shares, your proxyholder must vote (or withhold from voting) your Shares according to your instructions, including on any ballot votes that take place at the Meeting. If you have not specified how to vote on a particular matter, then your proxyholder can vote your Shares as he or she sees fit. Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your Shares. You may choose anyone to be your proxyholder, including someone who is not a Shareholder of Denison. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Denison, are appointed to act as your proxyholder. If you have not specified whether or how to vote on a particular matter and the persons designated in the form are appointed as your proxyholder, your Shares will be voted as follows:

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FOR the ratification of the appointment of KPMG LLP as the Company’s auditors and appointment of them as independent auditor until the next Annual Meeting of Shareholders, and authorization of the Board to fix its remuneration;

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FOR the election as directors of all nominees listed in this Circular; and

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FOR the non-binding advisory vote on executive compensation.

Revoking Your Proxy
If you are a registered Shareholder who has given a proxy, you may revoke it by delivering a written notice, stating that you want to revoke your proxy to: The Corporate Secretary, Denison Mines Corp., 1100 - 40 University Avenue, Toronto, Ontario, Canada M5J 1T1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or by attending the Meeting and notifying the Chair of the Meeting prior to the commencement of the Meeting that you have revoked your proxy. A registered Shareholder may also revoke its proxy by completing and signing a proxy bearing a later date and depositing it with Computershare, provided it is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

The notice can be from you or your attorney, if he or she has your written authorization. If the Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Additional Matters Presented at the Meeting
The proxy form or voting instruction form provided confers discretionary authority upon the persons named as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form and any matter is presented at the Meeting in addition, as an amendment or a variation to the matters described in the Notice of Meeting, the Denison officers named as proxies will vote in their best judgment. When this Circular went to press, Denison’s management was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in the Notice.

 2021 DENISON MANAGEMENT INFORMATION CIRCULAR

ELECTRONIC DELIVERY OF DOCUMENTS

Every year, as required by laws governing public companies, the Company delivers documentation to shareholders. In order to make this process more convenient, Shareholders may choose to be notified by email when the Company’s documentation, including the Meeting materials, is posted on the Company’s website (www.denisonmines.com) and, accordingly, such documentation will not be sent in paper form by mail other than as required by applicable laws.

Delivery in an electronic format, rather than paper, reduces costs to the Company and benefits the environment. Shareholders who do not consent to receive documentation through email notification will continue to receive such documentation by mail or otherwise, in accordance with securities laws. By consenting to electronic delivery, Shareholders:

(i)
agree to receive all documents to which they are entitled electronically, rather than by mail; and

(ii)
understand that access to the internet is required to receive a document electronically and certain system requirements must be installed (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)). Such documents may include the interim consolidated financial reports, the annual report (including audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”)), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company.

At any time, Denison may elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy will be mailed to Shareholders.

Registered Shareholders can consent to electronic delivery by completing and returning the form of consent included with the form of proxy. Non-registered Shareholders can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

Shareholders may request copies of the Meeting materials by mail at no cost for up to one year from the date the Information Circular was filed on SEDAR by email to info@denisonmines.com or by calling
1-888-689-7842. For Shareholders who wish to receive copies of the Circular in advance of the voting deadline, requests must be received no later than April 23, 2021.

Shareholders are not required to consent to electronic delivery. The Company will notify consenting Shareholders at the email address provided by the Shareholder on the form of proxy when the documents that the Shareholder is entitled to receive are posted on the Company’s website, with a link to the specific pages of the website containing the PDF document.

NOTICE AND ACCESS

The Company delivers its Meeting materials to Shareholders by posting them on its website at www.denisonmines.com, rather than mailing physical copies of the materials to all Shareholders. The Meeting materials will be available on the Company’s website on March 30, 2021 and will remain on the website for one full year. The Circular will also be available on March 30, 2021 on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) of the United States Securities and Exchange Commission at www.sec.gov/edgar.

The Company has decided to mail paper copies of the Circular to those registered and non-registered Shareholders who had previously elected to receive paper copies of the Company’s Meeting materials. All other Shareholders will receive a “notice and access” notification which will contain information on how to obtain electronic and paper copies of the Circular in advance of the Meeting and for a full year following the Meeting.

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

VOTING SECURITIES

Denison’s common shares are the only shares issued by the Company and each Share entitles the holder to one vote on all matters at the Meeting. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company prepared a list of Shareholders on the record date for the Meeting of March 17, 2021. Each Shareholder named on the list will be entitled to vote at the Meeting the Shares shown on the list opposite his or her name.

On March 17, 2021, the Company had 725,459,852 Shares issued and outstanding.

Principal Holders of Shares
To the knowledge of Denison’s directors and executive officers, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of Denison’s Shares.

Interest of Certain Persons or Companies in Matters to be Acted Upon
No director or executive officer or any person who has held such a position since January 1, 2020, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than their election pursuant to the election of directors, as applicable.

BUSINESS OF THE MEETING

The purpose of the Meeting is:
(a) to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2020, along with the auditor’s report on the statements;
(b) to ratify the appointment of KPMG LLP as the Company’s auditors and appoint them for the upcoming year, and to authorize the directors to fix the remuneration of the auditor;
(c) to elect eight directors to the Board for the upcoming year;
(d) to consider a non-binding advisory resolution on the Company’s approach to executive compensation; and
(e) to transact such other business as may properly come before the Meeting.

Receiving the Consolidated Financial Statements
The consolidated financial statements of the Company for the fiscal year ended December 31, 2020 are included in Denison’s 2020 Annual Report, which has been mailed to the Company’s registered and non-registered Shareholders who requested it. The 2020 Annual Report is also available on Denison’s website at www.denisonmines.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Management will be available to discuss Denison’s consolidated financial results at the Meeting, and Shareholders and proxyholders in attendance will be given an opportunity to discuss these results with management. No vote of Shareholders is required with respect to this item of business.

The Appointment of the Auditor
The Board recommends the ratification of the appointment of KPMG LLP (“KPMG”) as the Company’s independent auditor and their appointment to hold office until the end of the next annual meeting of shareholders, with the directors to fix the remuneration to be paid to KPMG for their services.

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

Effective October 1, 2020, at the request of the Company, the Company’s prior auditor, PricewaterhouseCoopers LLP (“PwC”), resigned as auditors of the Company and KPMG was appointed to fill their vacancy for the fiscal year ended December 31, 2020.

In accordance with the requirements of National Instrument 51-102 of the Canadian Securities Administrators (“51-102”), a notice of change of auditors dated October 1, 2020 (the “Notice of Change”) was sent to PwC and KPMG, each of whom has provided a letter to the securities regulatory authorities in each of the jurisdictions where the Company is a reporting issuer stating that they agree with the statement made in the Notice of Change. A “reporting package”, as in 51-102, relating to the change (comprising the Notice of Change of Auditors from the Corporation and confirmation letters from each of PwC and KPMG) is attached to the Circular as Appendix A.

You may either vote for the ratification of the appointment of KPMG LLP as the Company’s auditors and the appointment of them as Denison’s auditor to hold office until the end of the next annual meeting, and authorizing the directors to fix the auditors’ remuneration, or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote FOR the ratification of appointment of KPMG and authorizing their appointment and for the directors to fix KPMG’s remuneration.

The Election of Directors
The term of office of each of the present directors of the Company expires at the Meeting. The Board has nominated eight directors to be elected at the Meeting, to serve as a director until the next annual meeting unless he or she resigns or is otherwise removed from office earlier. Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so.

The Board and Management would like thank two departing directors for their contributions to the Company: Ms. Catherine Stefan and Mr. Jack Lundin have not stood for re-election at the Meeting.

The Board is pleased to introduce two new nominees for the Board: Mr. David Neuburger and Ms. Jennifer Traub. The Board believes the skills and experiences these nominees will bring to the Board will be a tremendous asset to the Company. The other proposed nominees are currently directors of Denison and have been directors since the dates indicated below.

Denison’s Board recognizes that the quality of its directors is an important factor in the overall success of the Company. Denison is committed to ensuring that its Board is composed of members who have the competencies, capabilities and diversity required to understand Denison’s business, along with the integrity and motivation required to properly discharge their fiduciary duties in the long term best interests of the Company and all of its Shareholders.

When considering the Board as a whole and assessing directors’ candidacy for the Board, the Corporate Governance and Nominating Committee (“CGN Committee”) follows established guidelines for the Board’s composition, including its Diversity Policy (see “Denison’s Corporate Governance Practices – Diversity within Denison” on page 16 for a summary) and its “Guidelines for the Composition of Denison’s Board”, and seeks directors that have some or all of the following attributes:

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Financial accreditation and/or financial literacy
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Sound business experience and expertise
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Corporate governance experience
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Industry specific experience and knowledge, including mining and metallurgy and occupational health and safety
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Sustainability knowledge, including stakeholder engagement and environmental management
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Experience in government relations, operations and regulatory issues
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Financing and merger/acquisition experience
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Strong reputation within the financial and business communities

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

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Candidacy consistent with the Diversity Policy and the targets set thereunder
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Strong board skills, such as integrity, networking abilities, interpersonal skills, ability to think strategically and act independently
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Independence, as such term is defined by the Canadian Securities Administrators

When determining nominees for election, the Board also considers the strategic relationship agreement with KHNP Canada (the “KHNP SRA”). Under the KHNP SRA, the Board must nominate one person designated by KHNP Canada for election as a director at any Shareholder meeting where directors are to be elected, so long as KHNP Canada or an affiliate holds over 5% of the outstanding Shares. KHNP Canada has designated Mr. Jun Gon Kim as its nominee. As General Manager of the Nuclear Fuel Supply Section of KHNP, Mr. Kim brings to the Board substantial industry-specific experience.

Advance Notice
According to the Company’s by-laws, the Company must receive advance notice of nominations of directors by Shareholders. As at the date of this Circular, the Company has not received notice of any director nominations in connection with this year’s Meeting. Accordingly, the only persons currently nominated for election to the Board at the Meeting are the nominees described herein.

Majority Voting Policy
Shareholders are entitled to vote for, or withhold from voting for, each individual director nominee at a Shareholders’ meeting. The Board has adopted a Majority Voting Policy which provides, if the number of Shares withheld from any nominee exceeds the number of Shares voted for the nominee, then such nominee must immediately tender his or her resignation to the Board. Denison’s CGN Committee will review the matter and recommend to the Board whether to accept the resignation or not. The Board shall accept the resignation absent exceptional circumstances. The director involved does not participate in any Board or committee deliberations on the matter. The Board must announce its decision within 90 days of the applicable Shareholder Meeting.

The Majority Voting Policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the election of the proposed nominees for director. If any proposed nominee is unable to serve as a director or withdraws his or her name, the named proxyholders reserve the right to nominate and vote for another individual in their discretion.

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

Profiles of the Nominated Directors
The tables below set forth information about the nominated directors as of March 23, 2021, including their background and experience, main areas of expertise, other exchange listed company boards of which each is a member and their equity holdings in the Company.

Each nominee has provided the information about the securities that he or she owns or over which he or she exercises control or direction.

The Board has adopted a Share ownership requirement. Generally, within 5 years of joining the Board, non-employee directors must own Shares with a cost of acquisition equal to three times the value of their annual retainers. See “Director Compensation - Share Ownership Requirement” on page 26. The Board exempted nominees of KHNP Canada from this requirement.

David D. Cates, 38 Toronto, ON Canada Shares: 1,151,750 Options: 4,994,814 Share Units: 2,716,250

Mr. Cates was appointed President & CEO of Denison in 2015 and has also served as Vice President Finance, Tax & Chief Financial Officer as well as Director, Taxation during his tenure with the Company, which began in 2008. Mr. Cates also serves on the board of directors of the Canadian Nuclear Association, a non-profit organization representing the nuclear industry in Canada. Mr. Cates is a Chartered Professional Accountant (CPA, CA) and holds Master of Accounting (MAcc) and Honours Bachelor of Arts (BA) degrees from the University of Waterloo.

Mr. Cates also sits on the board of directors of GoviEx Uranium Inc. (TSX-V) and Skyharbour Resources Ltd. (TSX-V).

Areas of Expertise: Finance, Management, International Business, Mergers & Acquisitions, the Mining and Exploration Industry, the Nuclear Energy Industry, Compensation, Taxation

Denison Board Details:
● Director since August 9, 2018
●       Non-Independent
●       Share ownership requirement does not apply

W. Robert Dengler, 80 Aurora, ON Canada Shares: 782,706 Options: 197,000 Share Units: 148,334

Robert Dengler has been a corporate director for over 14 years, after retiring from his position as Non Executive Vice-Chairman of Dynatec Corporation in 2006. Mr. Dengler founded Dynatec Corporation and served as its President and Chief Executive Officer for 25 years until January 2005. Prior to Dynatec, Mr. Dengler was a partner and Vice President & General Manager of J.S. Redpath Limited. Mr. Dengler obtained his B.Sc. from Queen's University in 1964 and was awarded an Honorary Doctorate of Science from Queen’s University in 1988.

Areas of Expertise: Finance, International Business, the Mining and Exploration Industry, Compensation, Operations

Denison Board Details:
● Director since December 1, 2006
●       Independent
●       Member of the Corporate Governance & Nominating Committee
●       Chair of the Environment, Health and Safety Committee
●       Member of the Technical Committee
●       Complies with Share ownership requirement

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

Brian D. Edgar, 71 Vancouver, BC Canada Shares: 120,000 Options: 197,000 Share Units: 181,000

Brian Edgar is the Chairman of Silver Bull Resources Inc., a mineral exploration company listed on the TSX and the OTCMKTS, a position he has held since 2010. Before that Mr. Edgar practiced Corporate and Securities law in Vancouver, BC Canada for 16 years and then in 1992, he co-founded a private investment company, Rand Edgar Investment Corp. Mr. Edgar has served on public company boards for over 30 years. Mr. Edgar holds a Bachelor of Arts degree and a Law degree, both from the University of British Columbia.

Mr. Edgar also sits on the board of directors of Silver Bull (TSX and OTCMKTS).

Areas of Expertise: Finance, International Business, the Mining and Exploration Industry, Corporate Governance, Compensation

Denison Board Details:
●       Director since March 22, 2005
●       Independent
●       Chair of the Corporate Governance and Nominating Committee
●       Member of the Audit Committee
●       Complies with Share ownership requirement

Ron F. Hochstein, 59 Coquitlam, BC Canada Shares: 1,294,224 Options: 197,000 Share Units: 148,334

Ron Hochstein is the President and Chief Executive Officer of Lundin Gold Inc. Mr. Hochstein served as Executive Chairman of the Company in 2015 and as President and Chief Executive Officer from 2009 to 2015. Prior to that, Mr. Hochstein served as President and Chief Operating Officer starting in 2006 when International Uranium Corporation (“IUC”) and Denison Mines Inc. (“DMI”) combined to form the Company. Mr. Hochstein is a Professional Engineer and holds an M.B.A. from the University of British Columbia and a B.Sc. from the University of Alberta.

Mr. Hochstein1 is also a director of Lundin Gold Inc. (TSX, Nasdaq Stockholm) and Josemaria Resources Inc. (TSX, Nasdaq Stockholm).

Areas of Expertise: Finance, Management, International Business, Mining and
Exploration, Operations, Compensation

Denison Board Details:
●       Director since April 6, 2000
●       Independent
●       Member of the Compensation Committee
●       Member of the Environment, Health and Safety Committee
●       Member of the Technical Committee
●       Complies with Share ownership requirement

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

Jun Gon Kim, 56 Gyeogju-si, Gyeongsangbuk-do, Republic of Korea Shares: Nil Options: 147,000 Share Units: 116,000

Based in Korea, Mr. Kim is currently General Manager of the Nuclear Fuel Supply Section of Korea Hydro Nuclear Power (“KHNP”), a subsidiary of the Korea Electric Power Corporation. Mr. Kim has professional expertise developed through working in the nuclear industry and has held various positions at KHNP, including most recently the General Manager of the Reactor Engineering Team (from 2016 to 2019). Prior to that, Mr. Kim held the positions of Senior Manager of the Corporate Communications Office and Senior Manager of the Public Relations Team. Mr. Park has a Bachelor’s degree in Nuclear Engineering from Hanyang University.

Areas of Expertise: Management, Operations, Energy, Communications and Public Relations.

Denison Board Details:
●       Director since February 17, 2020
●       Not independent
●       Exempt from the share ownership requirement.

David Neuburger, 62 Saskatoon, SK Canada Shares: Nil Options: Nil Share Units: Nil

David Neuburger is a corporate director and consultant, with more than 30 years’ experience in mining, in executive leadership, operations management, corporate strategic planning, projects and mine engineering for companies involved in uranium, gold, nickel and copper/zinc mining. From October 2013 to February 2018, Mr. Neuburger was Vice President, General Manager, Kupol Operations for Kinross Gold Corporation; prior to that, he held the positions of Vice President, International Mining (April 2010 to March 2013) and Vice President, Mining Division (December 2004 to March 2010) for Cameco Corporation. Mr. Neuburger has also volunteered as President and in other executive committee roles with the Saskatchewan Mining Association. Mr. Neuburger is a Professional Engineer registered in Saskatchewan and holds a Master of Business Administration degree from the University of Saskatchewan and a Bachelor of Engineering degree in Mining and a Bachelor of Science degree in Biology from McGill University.

Areas of Expertise: Mining and Energy Project Economics, Mine Development and Operations

Denison Board Details:
●       Proposed Nominee to the Board, to be effective May 6, 2021
●       Independent
●       Share ownership requirement not yet applicable

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

Jennifer Traub, 49 Vancouver, BC Canada Shares: Nil Options: Nil Share Units: Nil

Jennifer Traub is a partner in the Securities Group at Cassels Brock & Blackwell LLP and serves as Co-Chair of the firm’s Mining Group. Ms. Traub represents both issuers and investment dealers in connection with public and private securities offerings, mergers and acquisitions and other financing transactions. She has particular expertise and experience in the resource sector and has played an integral role in managing some of the largest and most complex corporate finance and M&A deals in the mining industry in Canada. In addition to transactional work, Ms. Traub regularly advises public companies regarding general corporate and securities law matters, including continuous disclosure, corporate governance and Canadian stock exchange issues. Ms. Traub has completed the Osgoode Certificate in Mining Law and holds a Bachelor of Laws degree from Osgoode Hall Law School. She is a member of the Law Societies of BC and Ontario.

Areas of Expertise: Legal, Governance, Mining Law, M&A and Corporate Finance

Denison Board Details:
●       Proposed Nominee to the Board, to be effective May 6, 2021
●       Independent
●       Share ownership requirement not yet applicable

Patricia M. Volker, 62 Burlington, ON Canada Shares: 190,550 Options: 147,000 Share Units: 137,334

Patricia Volker is a corporate director, whose experience is highlighted by over 17 years of service at the Chartered Professional Accountants of Ontario, the self-regulating body for Ontario’s Chartered Professional Accountants, including the roles of Director of Standards Enforcement and then Director, Public Accounting, which she held until her retirement on December 31, 2015. Ms. Volker served in various capacities in the accounting profession during her 30+ year career and brings a wealth of advisory, public accounting, banking and regulatory expertise to the Denison Board. Ms. Volker is a CPA, CA and CMA, holds the ICD.D. designation and earned a B.Sc. from the University of Toronto. Ms. Volker is on the board, and serves on committees, for each of Ornge and Burlington Hydro Inc.

With respect to the boards of public companies, Ms. Volker is also a director of The Empire Life Insurance Company (TSX) and Labrador Iron Ore Royalty Corporation (TSX).

Areas of Expertise: Management and Finance

Denison Board Details:
● Director since August 9, 2018
●       Independent
●       Member of the Audit Committee
●       Chair of the Compensation Committee
●       Sole director on the Company’s SOX Steering Committee
●       Complies with Share ownership requirement

Notes to Profiles of the Nominated Directors:
1.
Ron Hochstein was a director of Sirocco Mining Inc. (“Sirocco”). Pursuant to a plan of arrangement completed on January 31, 2014, Canadian Lithium Corp. amalgamated with Sirocco to form RB Energy Inc. (“RBI”). In October 2014, RBI commenced proceedings under the Companies' Creditors Arrangement Act (the “CCAA”). CCAA proceedings continued in 2015 and a receiver was appointed in May 2015. The TSX de-listed RBI’s common shares in November 24, 2014 for failure to meet the continued listing requirements of the TSX. Ron Hochstein was a director of RBI from the time of the plan of arrangement with Canadian Lithium Corp. to October 3, 2014.

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2020 Director Attendance Record
At Denison, we believe that attendance at meetings is a critical ingredient to an engaged and effective Board. Personal attendance at Board and committee meetings is expected of all directors. Directors can participate by video or tele-conference if they cannot attend in person. The table below shows the number of Board and committee meetings each director attended in 2020.
Name	Board	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Environment, Health, Safety & Sustainability Committee	Technical Committee	%
David Cates	7 of 7						100%
Robert Dengler	7 of 7		4 of 4		4 of 4	3 of 3	100%
Brian Edgar	7 of 7	4 of 4	4 of 4				100%
Ron Hochstein	7 of 7			3 of 3	4 of 4	3 of 3	100%
Jun Gon Kim	7 of 7						100%
Jack Lundin1	6 of 7				3 of 4	2 of 3	79%
Catherine Stefan1	7 of 7	4 of 4	4 of 4				100%
Patricia Volker	7 of 7	4 of 4		3 of 3			100%
David Neuburger2	n/a						n/a
Jennifer Traub2	n/a						n/a
Notes:
1.
Ms. Stefan and Mr. Lundin will not be standing for re-election at the Meeting.
2.
Mr. Neuburger and Ms. Traub are standing for election at the Meeting and have not previously served.

At every Board and committee meeting, including those held by video and/or tele-conference, directors have an opportunity to meet in camera without management present and the independent directors also have an opportunity to meet without the non-independent directors. Typically the independent directors also have an in-person session annually, but this was held virtually via videoconference in 2020 and all independent directors were in attendance.

Information about Denison’s Relationship with KEPCO & KHNP
One of the nominees for election, Mr. Jun Gon Kim, is employed by KHNP, a wholly-owned subsidiary of KEPCO and the parent company of KHNP Canada. KEPCO is the primary electric utility in South Korea. KHNP operates large nuclear and hydroelectric plants in South Korea, which are responsible for over 30% of the country's electric power supply. Through its indirect corporate holdings, KEPCO is a significant Shareholder of the Company (holding approximately 8.03% of the Shares of Denison as at March 17, 2021, according to publicly available information).

Denison and KHNP Canada entered into an amended and restated strategic relationship agreement in 2017 (replacing the 2009 agreement with KEPCO), which provides for the continuation of a long-term collaborative business relationship. Under the KHNP SRA, so long as KHNP Canada or an affiliate holds more than 5% of the Shares, the Board must nominate one person designated by KHNP Canada or its affiliate for election as a director at any Shareholder meeting where directors are to be elected.

The KHNP SRA also provides KHNP Canada (a) a right of first offer if Denison intends to sell any of its substantial assets and a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (b) the right to participate in future offerings of Shares of a certain size in order to preserve its interest in the Company. To date, neither KEPCO nor KHNP have exercised such rights under the prior strategic relationship agreement or the KHNP SRA, respectively.

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Advisory Vote on the Company’s Approach to Executive Compensation
The Board has adopted a non-binding shareholder advisory vote on the Company’s approach to executive compensation. As a formal opportunity to provide their views on the disclosed objectives of the Company’s pay for performance compensation model, shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation as disclosed in the management information circular of the Company dated March 23, 2021.

The Compensation Committee, and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions (see Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the performance metrics and process used to assess performance).

Shareholders who have questions or concerns, or who may vote against the resolution, are encouraged to contact the Board, to enable the Board to better understand their concerns.

Shareholders may either vote for the non-binding advisory resolution on the Company’s approach to executive compensation, or vote against. The Board recommends that Shareholders vote FOR the resolution to accept the Company’s approach to executive compensation. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the approval of the resolution.

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DENISON’S CORPORATE GOVERNANCE PRACTICES

This section of the Circular describes Denison’s corporate governance practices with reference to the framework provided in National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices (collectively, the “Governance Guidelines”) of the Canadian Securities Administrators.

Denison is a reporting issuer in all of the provinces of Canada and is classified as a foreign private issuer by the SEC. The Shares trade on the Toronto Stock Exchange (DML: TSX) and on NYSE American LLC (DNN: NYSE American). As such, Denison adheres to Canadian corporate governance requirements and also complies with the requirements of NYSE American. The Company’s CGN Committee closely monitors this regulatory environment and, where applicable, makes recommendations to the Board to modify the Company’s governance practices as needed.

Denison’s Code of Ethics
The Company is committed to conducting its business in compliance with the law and the highest ethical standards. The Company has adopted a written Code of Ethics which applies to directors, officers and all employees of the Company. The Code of Ethics sets out principles and standards for honest and ethical behavior at Denison and covers the following key areas:

●
compliance with applicable laws
●
conflicts of interest
●
quality of disclosure and accountability
●
compliance with anti-bribery and corruption laws in Canada and other jurisdictions
●
insider trading
●
confidentiality and corporate opportunity
●
reporting illegal or unethical behavior

Directors, officers or employees who have concerns about violations of laws, rules or regulations, or the Code of Ethics are to report them to the Corporate Secretary or to the Chair of the Audit Committee. Following receipt of any complaints, the Corporate Secretary of the Company or Chair of the Audit Committee, as the case may be, will investigate each matter so reported and report to the Audit Committee. The Audit Committee has primary authority and responsibility for monitoring compliance with and enforcing the Code of Ethics, subject to the supervision of the Board.

The Code of Ethics is available on the Company’s website at www.denisonmines.com and has been filed on and is accessible through SEDAR under the Company’s profile at www.sedar.com.

Whistleblower Policy
 The Audit Committee has established a policy and procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (the “Whistleblower Policy”) to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters on a confidential basis, free from discrimination, retaliation or harassment. The Whistleblower Policy is available on the Company’s website at www.denisonmines.com.
In support of the Whistleblower Policy, Denison has established a third party web-based reporting service so that any employee can report any issue or instance of misconduct easily and confidentially.

Anti-bribery Policy
Denison has adopted an Anti-bribery Policy, the purpose of which is to reiterate Denison’s commitment to compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”) and any local anti-bribery or anti-corruption laws that may be applicable. This policy applies to all officers, directors, employees and agents of the Company, and supplements the Code of Ethics and all applicable laws.

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The policy provides guidelines for compliance with the CFPOA, the FCPA and Company policies applicable to Denison’s operations world-wide. Denison’s CEO is responsible for administering and interpreting the policy under the oversight of the Audit Committee. Denison’s Anti-bribery Policy is available on the Company’s website at www.denisonmines.com.

The Disclosure Policy
Denison has a Disclosure Policy, codifying its ongoing commitment to full and fair financial disclosure and best practices in corporate reporting and governance. This policy outlines the internal control structures that Denison has established to effectively manage the dissemination of material information to the public and remain compliant with all applicable legal and business requirements. The Disclosure Policy is available on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com. Denison has also adopted a guide for employees on the use of social media in compliance with the Disclosure Policy.

Shareholder Communications
Denison works to ensure effective communication between the Company and its Shareholders and the public. Shareholders, employees and other interested parties are encouraged to reach out directly to management and/or the Board of the Company, to communicate any questions or concerns, and the Company regularly receives and responds to such inquiries.

The Company’s representatives are always engaged in investor relations and other Shareholder and stakeholder outreach, such as taking part in various public and private conferences throughout the year, and generally making themselves available to respond to inquiries and concerns. The Company’s investor relations procedures are monitored by the Board, and are intended to be a tool for the concerns of Shareholders and other interested parties to be addressed on an individual basis. Shareholders and the public are also informed of developments in the Company by the issuance of timely press releases and quarterly reports which are also posted to the Company’s website and filed on SEDAR and EDGAR.

 The Board also adopted the annual Shareholder advisory vote on the Company’s executive compensation practices, as a means for Shareholders to provide their views on the Company’s pay for performance compensation model. While this advisory vote is a useful tool for the Board and management, Shareholders are encouraged to contact the Board directly to enable the Board to better understand the voting results and address any concerns Shareholders may have.

Shareholders, employees or other interested parties may communicate directly with management, the Chair of the Board and/or the other directors by writing to them at Denison’s Toronto office (1100 – 40 University Avenue, Toronto, Ontario, M5J 1T1). Correspondence should be marked to the attention of the appropriate party. The Company can also be contacted through its inquiry line at info@denisonmines.com.

The Board monitors all the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Company with Shareholders, governments and the public generally.

Executive Officer Succession Policy
The Board acknowledges that a change in executive leadership can be a critical time in a company’s history and that a smooth transition is essential to maintain the confidence of investors, business partners, customers and employees and to provide the incoming officer with a solid platform from which to move the company forward. In connection therewith, the Board has adopted an Executive Officer Succession Policy to help Denison plan for and address a change in leadership, planned or unplanned, to ensure stability. The policy is periodically reviewed by the Board and certain matters regarding its administration are delegated to the CGN Committee.

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Board Composition
It is proposed that Denison’s Board will be comprised of eight directors. The size and composition of the Board reflects diversity and breadth of backgrounds and experience that the Board believes is important for effective governance and oversight of a diversified and active company.

Corporate governance best practices focus on developing high performing boards that have integrity and are accountable, independent and experienced. Under the stewardship of the CGN Committee, the Denison Board has focused on meeting or exceeding regulatory guidelines on governance.

Denison has not adopted a term limit or retirement policy; the Board is of the position that no appreciable benefit would be achieved through the adoption of such policies. Organically, the Board has seen significant renewal in recent years, including the appointments of David Cates and Patricia Volker in 2018, Mr. Kim in 2020 and the proposed appointments of Mr. Neuburger and Ms. Traub in 2021.

The CGN Committee solicited feedback from each of the current directors and assessed the needs and capabilities of the Board. As a result of their efforts, the nominees (including Mr. Neuburger and Ms. Traub), are expected to form a well-composed and highly effective Board of Directors for the Company.

Diversity within Denison
Denison’s Board recognizes that diversity enriches the decision making process and is important to the Company’s good governance, and Board and management at the Company strive to ensure gender diversity and pay equity amongst its Board, executive officers and other employees.

The Board has a Diversity Policy, which clarifies the Company’s commitment to identifying and considering women for its Board and in senior officer positions. Upon adoption of the Diversity Policy, Denison set targets of at least maintaining its current level of female representation among directors and senior officers. The CGN Committee reviews the targets each year and measures and reports to the Board on the Company’s annual and cumulative progress in achieving the Diversity Policy targets for representation of women within Denison.

Board Diversity
Along with the adoption of the Diversity Policy and to further the Board’s goals of achieving greater gender diversity, the guidelines by which the CGN Committee considers the composition of the Board and evaluates candidates, includes a commitment for the CGN Committee to consider qualified female candidates for nomination to the Board.

For example, when Board turnover was being addressed in 2018 and 2021, the Board made a concerted effort to ensure qualified female candidates were sought, and the Board was very pleased to have Patricia Volker, with her rich accounting and finance background, agree to join the team in 2018 and Ms. Traub, with her extensive and relevant legal expertise, agree to be put forward as a nominee for appointment in 2021.

The CGN Committee reported Denison’s female Board representation as at December 31, 2020:

● Two female directors on the Board out of eight directors, representing 25% of the Board.

● Chairs of the Board, Audit Committee and Compensation Committee were female.

Diversity of Senior Officers and Management
Similarly, management of the Company seeks to include women, having the necessary skills, knowledge and experience, as potential candidates for senior officer and other positions at the Company. As reported by the CGN Committee, the female senior officer representation as at the end of 2020 was as follows:
●
One female senior officer out of six senior officers, representing 16.7% of the senior officers.
●
One female out of three senior officers at the Company’s major subsidiary, DMI, representing 33.3% of the senior officers of DMI.

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

Denison’s team has continued to grow in recent years, with the Company advancing its flagship Wheeler River project in Northern Saskatchewan. Many of these new and important portfolios and key technical positions are led by women, due to the Company’s focus on hiring the best candidates for the role and ensuring a balance of gender in those candidates.

As at the end of 2020, Denison’s management team beyond the senior officer level was comprised of 17 “directors” and “managers” with responsibilities over various areas including the Company’s Closed Mines operations, Human Resources, Wheeler River Project matters, Exploration, Technical matters, Corporate Social Responsibility, the Environment and Finance and Financial Reporting. Nine (or 53%) of those directors and managers were women.

Independence
The Board is responsible for determining whether or not each director is independent. This assessment is made in accordance with standards of the Canadian Securities Administrators in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Governance Guidelines. With the assistance of the CGN Committee, the Board reviews each director’s independence annually and upon the appointment or election of a new director. The Board last considered this matter at its meeting on March 4, 2021. The following table sets out the Board’s determination and reasoning with respect to each current director and the new nominees for election at the Meeting:

Name	Independent	Not Independent	Commentary on Non-Independence Determinations
David Cates		X	As President and Chief Executive Officer of the Company, Mr. Cates is not independent.
Robert Dengler	X
Brian Edgar	X
Ron Hochstein	X
Jun Gon Kim		X
Mr. Kim is regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment, considering the Company’s strategic relationship with KHNP Canada and Mr. Kim’s position with KHNP.

Jack Lundin1		X	Mr. Lundin could not be regarded as independent, as he is an immediate family member of Mr. Lukas Lundin, who served as Executive Chair of the Company until his resignation on Aug. 9, 2018.
David Neuburger	X
Catherine Stefan1	X
Jennifer Traub	X
Patricia Volker	X
Note:
1.
Ms. Stefan and Mr. Lundin will not be standing for re-election at the Meeting.

The Board currently has eight directors, five of whom are independent (63% independent). Assuming election of each nominee for election at the Meeting, the Board will be composed of eight directors, six of whom are independent (75% independent).

In addition, the Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of management, including:

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

● The Board has an independent Chair
Catherine Stefan served as the independent Chair of the Board.
The Chair facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and assists in maintaining and enhancing the quality of the Company’s corporate governance.

Ms. Stefan will not stand for re-election at the Meeting, and the intention is for the independent directors elected at the Meeting to elect a Chair to serve after the Meeting. The Chair will be tasked with leading and managing the Board in a manner that ensures it functions independently of management, in an effective and efficient manner.

● The Audit, Compensation and Corporate Governance Committees of the Board are entirely independent.
The Audit, Compensation and CGN Committees are composed entirely of independent directors.

It is the intention for the directors elected at the Meeting to approve the constitution of the standing committees going forward, to be composed of independent directors.

● The Board regularly meets without management.
The Board has an opportunity to meet in camera without management at every Board and committee meeting. In 2020, the independent directors met formally five times.

Only independent directors attend any in camera sessions of the Audit Committee, Compensation Committee and CGN Committee, as all of the members of these committees are independent.

● The Board, a committee or an individual director may engage an independent advisor.	Committees, and individual directors in appropriate circumstances and with the authorization of the applicable committee or the Chair, may engage independent advisors at the expense of the Company.

The Board takes steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. Such steps have included the adoption of the Code of Ethics, which provides examples of conflicts of interests and outlines the procedure to be followed in situations that present an actual or potential conflict of interest (including reporting such conflict or potential conflict to the Chair of Denison’s Audit Committee).

The Role of the Board
The Board is responsible for overseeing the management of the business and affairs of Denison, with a view to the long-term best interests of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board (see Appendix B).

In discharging its stewardship over the Company, the Board has undertaken the following specific duties and responsibilities:

●
satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company;
●
approving, supervising and providing guidance to management on the Company’s strategic planning process;
●
identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems;
●
ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management;

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●
overseeing the Company’s communications policy with its Shareholders and with the public generally; and
●
assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems.

Generally, decisions relating to matters that are not in the ordinary course or involve material expenditures or commitments on the part of the Company require prior approval of the Board. Any responsibility which is not delegated to management or a Board committee remains with the Board.

Corporate Social Responsibility & Sustainability
The Board places a high value on governance, corporate social responsibility and sustainability, recognizing the importance of understanding the impact of the Company’s strategies on its stakeholders, and how such understanding can contribute to the long-term sustainability of the corporation’s business, help identify and manage risk and lead to transformative opportunities.

An issue of great importance for Denison and the Board is its desire to operate its business in a progressive and sustainable manner that respects Indigenous rights and advances reconciliation with Indigenous peoples. The Board obtains specific reporting from management on its corporate social responsibility and sustainability goals and efforts, particularly the Company’s efforts at strengthening its relationships with Indigenous peoples interested in our current and proposed operations.

The Role of the Chair
In order to delineate the roles and responsibilities of the Chair of the Board, the Board has adopted a written position description. The responsibilities of the Chair of the Board include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning independent of management and ensuring that Board functions are effectively carried out. The responsibilities and authorities of the Chair of each committee of the Board are set out in the mandate for each committee and in the Board’s mandate. Generally, the Chair of a committee leads and oversees the activities of the committee to ensure that it fulfills its mandate and operates independently of management.

The Role of the CEO
Denison’s Chief Executive Officer (“CEO”) is appointed by the Board and the Board has adopted a position description for the CEO. Subject to the oversight of the Board, the CEO is responsible for the management of the Company’s business, providing leadership and vision, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. Each year, the CEO develops annual objectives which are reviewed and approved by the Compensation Committee and then reported to the Board. The CEO is accountable to the Board and its committees, and the Compensation Committee conducts a formal review of his performance each year. The Board has also established limits of authority for the CEO; these are described in the Company’s delegation of authority policy, which is regularly reviewed and updated.

Board Committees
To assist the Board with its responsibilities, the Board has five standing committees (the Audit Committee, the Compensation Committee, the CGN Committee and the Environment, Health, Safety & Sustainability Committee (the “EHSS Committee”) and the Technical Committee).

  Each of the committees has responsibility in its area of expertise for identifying the principal risks in Denison’s business and monitoring management’s implementation and assessment of appropriate risk management systems.

Each standing committee has a written mandate and reviews its mandate annually. Copies of the standing committee mandates are available on the Company’s website.

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The Audit Committee
The Audit Committee has three members:
●
Catherine Stefan (Chair)
●
Brian Edgar
●
Patricia Volker

The Board has satisfied itself that all members of the Audit Committee are independent and financially literate for the purposes of NI 52-110 and the requirements of NYSE American. All three members are also considered by the Company to have financial expertise within the meaning of the Sarbanes Oxley Act of 2002. Ms. Stefan is a Chartered Accountant and a Chartered Professional Accountant with a Bachelor of Commerce degree, and has held the position of Senior Vice President of a public company and served on other public company boards and audit committees. Mr. Edgar has a law degree and practiced for 16 years in corporate finance law, has served as President and Chief Executive Officer of a public company and served on public company boards and audit committees for over 30 years. Ms. Volker is a Chartered Professional Accountant, Chartered Accountant and a Certified Management Accountant and has served in various capacities in the accounting profession during her 30+ year career and brings a wealth of advisory, public accounting, banking and regulatory expertise to the Denison Board. Ms. Volker also serves on the audit committee of two other public companies (including one as chair) and chairs the finance and audit committee of a private organization board.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board. The Audit Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same.
The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the Shareholders. All auditing services and non-audit services to be provided to the Company are pre-approved by the Audit Committee, in part to ensure that the independence of the Company’s auditor is not compromised through engaging it for other services. The Audit Committee reviews, on a continuous basis, any reports prepared by the Company’s auditor relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems.

The following table discloses the fees billed to the Company by its independent auditors during the last two fiscal years.

Financial Year		Audit-Related
Ending	Audit Fees(1)	Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2019	$180,775	$116,567	Nil	Nil
December 31, 2020	$112,837	$273,208(5)	24,015(6)	Nil
Notes:
1.
The aggregate fees billed for audit services of the Company’s consolidated financial statements.
2.
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements, specified audit procedures not included as part of the audit of the consolidated financial statements and consent procedures in connection with various equity issuance documents.
3.
The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
4.
The aggregate fees billed for professional services other than those listed in the other three columns.
5.
The increase in Audit-Related Fees in 2020 relates to the extensive work required of the auditors to support the Company’s 2020 equity issuances, including the completion and filing of a short-form prospectus and a short form base shelf prospectus.
6.
The increase in Tax Fees is a result of the change in the Company’s auditor to KPMG LLP, which has historically been engaged by the Company to provide it with corporate tax advice.
7.
Fees for 2019 relate to the Company’s previous auditor, PwC; fees in 2020 include $59,337 of audit fees and $192,959 of audit related fees for professional services billed by PwC.

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The Audit Committee also oversees the Company’s internal audit function and oversees the Code of Ethics, the Whistleblower Policy and the Anti-bribery Policy and reviews each such policy annually. The Audit Committee has the responsibility for oversight of internal controls, including the Company’s Internal Audit Charter, and the Company’s senior internal auditor reports directly to the Chair of the Audit Committee on matters related to internal accounting controls. For additional information regarding the audit committee required by NI 52-110, please refer to the Company’s Annual Information Form under the heading “Standing Committees – Audit Committee”.

The Audit Committee is required to meet a minimum of four times each year, and it met four times in 2020. It met in camera without management present at every meeting with the external auditor.

The Compensation Committee
The Compensation Committee currently has two members, each of whom is independent for the purposes of section 1.4 of NI 52-110:
●
Patricia Volker (Chair)
●
Ron Hochstein

In accordance with its mandate, members of the Compensation Committee must be independent and have experience and skills relevant to executive compensation. Ms. Volker draws on the skills and knowledge of executive compensation and disclosure issues acquired during her varied career as a Chartered Professional Accountant, Chartered Accountant and a Certified Management Accountant. Ms. Volker also sits on the compensation committees of two other public company boards. Mr. Hochstein brings over 20 years of first-hand experience working with executive compensation in the mining industry, including in his current position of Chief Executive Officer of Lundin Gold Corp.

The Compensation Committee is responsible for the Company’s executive compensation policy and determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs, for recommendation to the Board.

The Compensation Committee evaluates the Chief Executive Officer’s performance and recommends to the Board the elements and amounts of the Chief Executive Officer’s compensation. The Compensation Committee reviews management’s recommendations for, and approves the compensation of, the other officers of the Company. The Compensation Committee also reviews and approves the executive compensation disclosure included in the Company’s Circular each year.

The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Compensation Committee is responsible for considering any risks associated with the Company’s compensation policies and practices and the steps that may be taken to mitigate any identified risks.

The Compensation Committee met three times in 2020 to address matters pertaining to its mandate.

The Corporate Governance and Nominating Committee
The CGN Committee has three members, each of whom is independent for the purposes of section 1.4 of NI 52-110:
●
Brian Edgar (Chair)
●
Bob Dengler
●
Catherine Stefan

This Committee is responsible for Denison’s approach to corporate governance, monitors the regulatory environment and recommends changes to the Company’s practices when appropriate. The CGN Committee oversees the effective functioning of the Board and the relationship between the Board and management.

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The CGN Committee ensures that the Board can function independently of management as required, makes recommendations with respect to the appointment of an independent Chair of the Board or Lead Director, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of Shareholders and, with the assistance of the Board and, when necessary, develops an orientation and education program for new recruits to the Board.

In identifying possible nominees to the Board, the CGN Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board and whether he or she is independent within the meaning of the Governance Guidelines.

The CGN Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the independence of Board members; (iii) the composition of the committees of the Board; (iv) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions; and (v) compliance with and amendments to the Board mandates, policies and guidelines.

Early in each year the CGN Committee distributes, receives and reviews the results of written board effectiveness assessments. The assessments question members of the Board as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. The Board members also conduct peer reviews and a self-assessment as to their effectiveness as a Board member. After the assessments are reviewed, the CGN Committee reports to the Board as to the results and makes recommendations to the Board to improve the Company’s corporate governance practices. This process occurs prior to the consideration by the CGN Committee of nominations for Board member elections at the annual meeting of Shareholders each year. In addition, the CGN Committee reviews the Company’s disclosure of its corporate governance practices in the Company’s Circular each year.

The CGN is also responsible for talent and succession risk. In particular, the CGN Committee has been delegated certain responsibilities under the Company's Executive Officer Succession Policy, which include reviewing the current state of succession planning matters and reporting to the Board on its findings and recommendations; assuring that Denison has in place appropriate planning to address emergency CEO succession planning in the event of extraordinary circumstances; and reviewing the policy and Denison’s CEO succession plans at least annually.

The CGN Committee met four times during 2020.

The Environment, Health, Safety & Sustainability Committee
The EHSS Committee has three members:
●
Bob Dengler (Chair)
●
Ron Hochstein
●
Jack Lundin

The mining industry, by its very nature, can have an impact on the natural environment and can involve certain risks to employees. As a result, environmental planning and compliance and safety programs must play a very important part in the operations of any company engaged in these activities.

The Company takes these issues very seriously and in 2021 has renewed the EHSS Committee’s mandate to oversee the Company’s commitment to responsible mineral exploration and development through safe, environmentally sound and sustainable business practices.

The EHS Committee met four times during 2020.

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The Technical Committee
The Technical Committee has three members:
●
Bob Dengler (Chair)
●
Ron Hochstein
●
Jack Lundin

The Technical Committee has been formed to assist in fulfilling the Board’s oversight responsibilities for significant technical and operational matters, policies and programs of the Company. The Technical Committee does not have regularly scheduled meetings. At any time, the Board or management of the Company may recommend specific matters for the consideration of the Technical Committee.

The Technical Committee’s responsibilities may include (a) reviewing the technical and operational programs of the Company and any significant technical risks, mitigation strategies and opportunities associated with the Company’s projects; and (b) reporting to the Board with respect to matters within any applicable mandate.

The Technical Committee met three times in 2020.

Director Education
The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees.

Director education is implemented in the following ways at Denison:

● Management Presentations to the Board and to Committees
When appropriate, management prepares and presents relevant information to Board members. For instance:
1. At each quarterly Board meeting, management provides the Board with industry and market updates
2. Denison’s Chief Financial Officer ensures that the Audit Committee is apprised of relevant developments and issues
3. The Company’s VP Legal provides updates regarding applicable corporate governance or related developments

● An on-line board portal dedicated exclusively to the Board
In addition to storing meeting materials, Denison’s board portal houses a reference manual, which includes corporate information, industry information, regulatory and governance updates and corporate policies. As a hosted website dedicated to our Board, the portal is current and available to directors wherever they are.
In 2020, the Board Portal was updated with various information, including:
1. Annual Memorandum on Corporate Governance Updates
2. Recent Publications on Best Practices, such as:
a. Directors’ and officers’ duties, particularly during COVID-19
b. Considerations for Boards with respect to ESG matters
c. Industry information, from uranium industry publications

● Updates and Subscriptions
Management distributes updates, newsletters and articles on industry information to the Board on a regular basis via email. Additionally, the Company maintains subscriptions to newsletters on topics of interest for circulation to the Board.

● Third-Party Presentations for the Board
Annually, industry or legal speakers have provided topical presentations via webinar or other presentation to Denison’s Board. In addition, KHNP is invited to provide industry updates to the Board, and the Company’s external auditor provides director education when requested and warranted.

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The Chair of the CGN Committee also coordinates an interview and orientation package for new Board members, covering a range of topics applicable to the role of the director and the Board.

Directors’ and Officers’ Liability Insurance
The Company maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of $40,000,000, subject to a deductible of $2,000,000 per occurrence for insured claims including claims under securities laws for which the Company has provided an indemnity. There is no deductible for non-indemnified claims. The current policy is for the period from November 1, 2020 to November 1, 2021. The premium paid by the Company in 2020 for its directors’ and officer’s liability insurance was $390,778. No amounts were paid by individual directors and officers for this coverage.

DIRECTOR COMPENSATION

Denison recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. The Compensation Committee is responsible for making recommendations as to director compensation for the Board’s consideration and approval. When annually reviewing the Board’s compensation arrangements, the Compensation Committee considers the following objectives:

● Board compensation should be competitive to attract talent.
Compensation is set at a level that will attract desirable candidates and retain current directors. Denison recognizes that there is considerable competition for qualified directors in the mining sector.

● Board compensation should reward directors appropriately.
Denison recognizes that directors need to be compensated fairly for their time and efforts and the risks and responsibilities which they assume as directors in an increasingly complex regulatory environment.

● Board compensation should align the interests of directors with those of the Shareholders.	Denison’s compensation package, including fees, share units and options, coupled with the Share ownership requirement imposed on directors, aligns directors’ interests with those of its Shareholders.
● Board compensation should be fair.	Denison seeks to reward its directors reasonably and on par with directors of comparable companies.

Cognizant of current market trends in directors’ compensation, and its broader commitment to enhance governance practices, the Board revised the director compensation structure in 2018, including the grant of Restricted Share Units under the Company’s Share Unit Plan.

For 2019 and 2020, having considered the Company's current operations and financial resources, the Compensation Committee did not recommend to the Board any further changes in compensation.

Cash Compensation
In 2020, Denison’s director cash compensation included an annual retainer which varied depending on a director’s role on the Board, an annual chair fee for serving as a committee chair and an annual committee membership fee for serving on a committee of the Board. The table below sets out non-employee directors’ retainers and fees as at December 31, 2020.

Annual Retainer1	CAD$
Non-employee Directors	30,000
Committee / Chair Fees	CAD$
Board Chair	10,000
Audit Committee Chair	15,000
Other Committee Chairs	8,500
Committee membership2	3,000
Note to Cash Compensation:
1.
No retainer is payable to any director who attends less than 50% of Board meetings.
2.
The Technical Committee members received a $5,000 annual fee for their participation with that committee.

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Denison also reimburses directors for any reasonable travel and out-of-pocket expenses relating to their duties as directors.

Equity Compensation
The Board believes that equity grants help to align directors’ interests with those of Shareholders and also provide additional incentive to directors for corporate performance. In 2020, Denison compensated its directors through the grant of share units under the Company’s Share Unit Plan (the “Share Unit Plan”).

Effective March 16, 2020, 38,000 Restricted Share Units (“RSUs”) were granted to each Denison director. In 2019 and 2018, 32,000 RSUs and 33,000 RSUs, respectively, had been issued to each director. In prior years, directors had been granted stock options, pursuant to Denison’s Share Option Plan (the “Option Plan”).

2020 Director Compensation
The table below sets out what Denison paid to non-employee directors in retainers and fees for 2020.

Name	Retainer and Fees Earned	Share-based Awards	Option-based Awards	All Other Compensation	Total
	($)	($)1	($)	($)	($)
Robert Dengler	38,000	13,300	Nil	Nil	51,300
Brian Edgar	41,500	13,300	Nil	Nil	54,800
Ron Hochstein	38,000	13,300	Nil	Nil	51,300
Jack Lundin	35,000	13,300	Nil	Nil	48,300
Jun Gon Kim2	30,000	13,300	Nil	Nil	43,300
Catherine Stefan	58,000	13,300	Nil	Nil	71,300
Patricia Volker3	44,300	13,300	Nil	Nil	57,600
Notes to 2020 Director Compensation:
1.
Represents the fair value of awards made under the Share Unit Plan for the applicable year. The fair value is determined using the closing price of the Shares on the TSX on the trading day prior to the grant date.
2.
Directors fees for Mr. Kim were paid to KHNP Canada Energy Ltd.
3.
Ms. Volker received $2,800 for attendance at SOX meetings in 2020 in addition to her annual retainer.

Directors’ Outstanding Option-Based Awards
Each non-employee director’s option-based awards outstanding at the end of 2020 is as follows:

Name2	Number of Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)1
Robert Dengler	50,000	0.64	March 10, 2021	10,000
	50,000	0.85	March 8, 2022	Nil
Total	100,000
Brian Edgar	50,000	0.64	March 10, 2021	10,000
	50,000	0.85	March 8, 2022	Nil
Total	100,000
Ron Hochstein	50,000	0.64	March 10, 2021	10,000
	50,000	0.85	March 8, 2022	Nil
Total	100,000
Catherine Stefan	50,000	0.64	March 10, 2021	10,000
	50,000	0.85	March 8, 2022	Nil
Total	100,000

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Notes to Directors’ Outstanding Option-Based Awards:
1.
Option values have been calculated using the closing price of the Shares on the TSX on the last trading date of 2020 of $0.84 per share, less the applicable exercise price of the options. All these options have vested.
2.
No options have been granted to directors since Ms. Volker and Messrs. Lundin and Kim joined the Board.

Directors’ Outstanding Share-Based Awards
Each non-employee director’s share-based awards outstanding at the end of 2020 is as follows:

Name	UnvestedShare Units (#)	Market or payout value of Unvested Share Units2 ($)	Vested but Unpaid Share Units1 (#)	Market or payout value of Vested but Unpaid Share Units2 ($)
Robert Dengler	70,334	59,081	0	Nil
Brian Edgar	70,334	59,081	32,666	27,439
Ron Hochstein	70,334	59,081	0	Nil
Jack Lundin	59,334	49,841	10,666	8,959
Jun Gon Kim	38,000	31,920	0	Nil
Catherine Stefan	70,334	59,081	0	Nil
Patricia Volker	59,334	49,841	0	Nil
Notes to Directors’ Outstanding Share-Based Awards:
1.
As share units have vested, some directors have deferred and others have elected for share settlement.
2.
Share units granted in 2018 (33,000 RSUs), 2019 (32,000 RSUs) and 2020 (38,000 RSUs) vest equally over three years. Share unit values have been calculated using the closing price of the Shares on the TSX on December 31, 2020 (last trading date of 2020) of $0.84 per share.

Value Vested or Earned in 2020
The following table sets out for each non-employee director the value of the Company’s equity plan compensation vested or earned during the financial year ended December 31, 2020. The Company had no non-equity incentive plan compensation for directors at December 31, 2020.

Name	Option-based awards Value vested during the year1 ($)	Share-based awards Value vested during the year2 ($)
Robert Dengler	N/A	7,381
Brian Edgar	N/A	7,381
Ron Hochstein	N/A	7,381
Jack Lundin 3	N/A	3,146
Jun Gon Kim 3	N/A	N/A
Catherine Stefan	N/A	7,381
Patricia Volker 3	N/A	3,146
Notes to Value Vested or Earned in 2020:
1.
All options were fully vested by the end of 2019; no options vested in 2020.
2.
The value vested during the year reflects the aggregate dollar value that would have been realized if the share units that vested in 2020 were exercised on their vesting dates. Share units have a Nil exercise price.
3.
No options were granted to directors after 2017, and Messrs. Lundin and Kim and Ms. Volker joined the board in or after 2018. Mr. Kim did not have vested equity in 2020.

Share Ownership Requirement
The Board has a Share ownership requirement, which requires all non-employee directors to own Shares (including RSUs) with a cost of acquisition (or deemed cost at time of grant) equal to three times the value of their annual cash retainers within five years of becoming a non-employee director or an increase in their cash retainer.

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The Board has exempted nominees of KHNP, the Company’s largest shareholder, from this requirement. In 2020, all directors were in compliance with the Share ownership requirement (owning sufficient Shares, being within the five year period of becoming a non-employee director or otherwise exempt).

EXECUTIVE COMPENSATION
This section of the Circular discusses Denison’s executive compensation program and the pay decisions affecting its Named Executive Officers (Denison’s CEO, CFO and the other three most highly compensated executive officers, collectively, the “NEOs”). The NEOs for 2020 were:

NEO	Position(s) during 2020
David Cates	President & Chief Executive Officer
Mac McDonald	Executive Vice President & Chief Financial Officer
David Bronkhorst	Vice President Operations
Tim Gabruch	Vice President Commercial
Michael Schoonderwoerd	Vice President Controller

The Objectives of the Company’s Compensation Program
Denison strives to improve Shareholder value through sustainable corporate performance. The Company recognizes that its employees and, in particular, the leaders within the organization have a significant impact on Denison’s success.

In support of its goal, Denison’s executive compensation program has three objectives:
1. Align the interests of its executive officers with the long-term interests of the Company and its Shareholders.
2. Link compensation to the performance of both the Company and the executive.
3. Compensate executive officers at a level and in a manner that ensures that Denison is capable of attracting and retaining talented executives.

Managing Risk
When determining an executive’s compensation package, the Compensation Committee seeks to balance: (A) annual performance incentives, which are awarded based on success against pre-established short-term corporate and individual goals, with (B) long-term incentive payments focused on longer term performance of the Company, including stock option grants under the Option Plan and share units granted under the Share Unit Plan. The Compensation Committee also considers the implications of each of the various components of the Company’s compensation policies and practices to ensure that executive officers are not inappropriately motivated towards shorter-term results or excessive risk taking or illegal behaviour.

The Compensation Committee uses a number of strategies to reduce the risk associated with compensation, including:

●
Reviewing and approving annual individual objectives of executives and then assessing performance against these objectives when: (a) awarding the individual performance component of the annual bonus, and (b) determining the quantum of any equity grants;
●
Considering the Company’s performance relative to its peers when reviewing the corporate performance component of the NEO’s annual bonus;
●
Engaging compensation consultants, to review and provide recommendations with respect to compensation matters, including compensation relative to peers;
●
Making the annual bonus payment of the CEO and the CFO conditional upon a claw back agreement, whereby each of them personally agrees to reimburse any portion of their bonus payment which is awarded for achievements that are found to involve their fraud, theft or other illegal conduct;

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●
Setting equity compensation granting policies, including setting standard vesting and/or settlement terms for share unit and stock option grants, which align equity holders’ interests with longer term growth of the Company;
●
Acknowledging the Board’s role in overseeing compensation policies and practices and exercising discretion to adjust payouts up or down; and
●
Prohibiting Denison’s directors and officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Shares.

Compensation Decision-Making
At the beginning of each year, the Board reviews the Company’s performance and the analysis and recommendations of the Compensation Committee in respect of NEO compensation. As applicable, the Compensation Committee provides to the Board (a) its assessment of the competitiveness of base salaries within Denison's peer group, (b) its recommendations for annual performance incentives for the Company’s executives, based on the prior year’s performance of such executives and the Company as a whole, and (c) its recommendations regarding base salaries, long term incentive awards and annual performance objectives for the current fiscal year.

The Compensation Committee reviews all of Denison’s policies and programs relating to executive compensation and makes recommendations to the Board. This process involves:

● Benchmarking and Executive Incentive Bonus Plan review
The Compensation Committee periodically reviews Denison’s compensation practices against a peer group of companies to ensure that the Company’s compensation is in line with industry. At the same time, the Compensation Committee reviews the Executive Incentive Bonus Plan (the “Bonus Plan”) annually and considers if any modifications are required.

● Establishing objectives to measure performance
The objectives of the CEO are reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The Compensation Committee reviews and approves the annual objectives of the other NEOs.

● Evaluating performance	The performance of the CEO is reviewed by the Compensation Committee. The performance of the other NEOs is reviewed by the CEO and reported to the Compensation Committee.
● Determining compensation packages
The CEO’s base salary and bonus grants are calculated, reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The base salaries and bonuses of the other NEOs are reviewed and approved by the Compensation Committee. The Board approves all equity based grants.

Compensation Consultant Advice
In 2017, Denison retained the services of Global Governance Advisors ("GGA") to review and report on the competitiveness of the Company’s long-term incentive plan, after the Company received feedback from certain investors, suggesting the Company’s management could hold more equity in the Company.

Looking ahead to 2021 compensation matters, the Compensation Committee initiated a fulsome review of the Company’s director and executive compensation programs in late 2020, including the engagement of GGA to analyze the compensation of the Company’s directors and executives. As a result of the Compensation Committee’s review, modifications to the director and executive compensation arrangements, to further align Denison with its peers, have been approved to take effect in 2021.

Benchmarking
Denison seeks to provide competitive total compensation packages to its executive officers to ensure that it attracts and retains the most talented individuals.

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Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members. Denison’s target compensation position is the median against a peer group of similar type and size of Canadian mining companies.

Part of GGA’s mandate in 2017 was the review the Company’s peer group, as well as an assessment of the Company’s long term incentive plan.

The following criteria were used in creating the Company’s peer group: North American-based companies, with a preference for Canadian headquartered companies listed on the TSX, at the pre-production stage of development, focused on exploration and development of precious metals or other minerals with three or more current expansion projects and generally of a similar size (0.5x to 2.0x) in terms of total assets and market capitalization. Based on these factors, it was determined that the following companies were suitable peer comparators for consideration in determining levels of senior executive compensation: Alexco Resources Corp., Energy Fuels Inc., UR-Energy Inc., Largo Resources Inc., NexGen Energy Ltd., Roxgold Inc., Fission Uranium Corp., Seabridge Gold Inc., Continental Gold Inc., Sabina Gold & Silver Corp., Lundin Gold Inc., Altius Minerals Corporation, Polymet Mining Corp., Premier Gold Mines Limited, Mountain Province Diamonds Inc. and Platinum Group Metals Ltd.

The results of the 2017 benchmarking review by GGA illustrated that the Company’s then-current pay mix was disproportionately weighted to base pay, as compared to its peers, and that the long term incentive portion of the pay mix was lacking. Accordingly, the Compensation Committee made modifications to its approach for the issuance of long term incentive awards, with a focus on the issuance of equity compensation in the form of stock options and share units. Going forward, the Compensation Committee will continue to evaluate the overall appropriateness of the Company’s NEO compensation.

Executive Compensation-Related Fees
Fees of (a) $13,808 were payable to GGA for services rendered to the Company in 2017; and (b) $46,815 were payable to GGA for services rendered to the Company in 2020 on account of a fulsome review of peer group, director compensation and executive compensation for 2021.

Compensation Framework
The Company uses three key compensation components to achieve the executive compensation program’s objectives: base salary, annual performance incentive and long-term incentive.

Base Salary
Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in attracting and retaining the qualified executives. Base salaries are reviewed annually to ensure that they reflect how an individual fulfills his or her responsibilities and to ensure that Denison’s compensation stays competitive.

Annual Performance Incentives
Denison’s annual performance incentive is a short-term variable element of compensation in the form of a cash bonus. Based on a recommendation of the Compensation Committee, Denison’s Board has approved the Bonus Plan for Denison’s CEO, CFO and Vice-Presidents. Depending on an executive’s position within the Company, his or her bonus represents a varying percentage of his or her target total compensation. Denison’s most senior executives have the highest amount and proportion of annual incentive compensation as follows:

CEO – up to 80% of base salary
CFO – up to 50% of base salary
VP – up to 40% of base salary

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The stated goal of Denison’s compensation program is to improve Shareholder value through sustainable corporate performance. Linking corporate and personal performance to support this goal, Denison has incorporated two performance measures into its bonus calculations:
1. Corporate performance (quantitative, with reference to shareholder return)
2. Individual performance (quantitative, plus qualitative assessment of individual performance)

Corporate Performance Measures: Denison has chosen to measure corporate performance using recognized and objective measurements for Shareholders:

Shareholder Return (SR) measures, on the last day of the year, how well management has enhanced Denison’s Share price.

Shareholder Return Relative to Industry (SRI) measures the return of Denison’s Shareholders relative to the uranium industry’s return to shareholders.

The allocation of the Corporate Performance measure is 50% to the SR measure and 50% to the SRI measure. This allocation is intended to ensure alignment of bonus compensation with shareholder return, while incentivizing management to outperform the Company’s peers, even in times when market conditions are challenging.

The calculation of SRI under the Executive Incentive Bonus Plan is based upon an annual selection of a peer group of five directly comparable companies (selected at the beginning of the year), which are expected to be the five largest pure uranium producers, developers and/or explorers with a market capitalization under $3 billion (small to mid-cap range) (the “SRI Peer Group”).

For 2020, the SRI Peer Group was comprised of NexGen Energy Ltd., Fission Uranium Corp., Uranium Energy Corp., Paladin Energy Ltd. and Energy Fuels Inc., which at the time of peer group formation in January 2020, collectively held assets in Canada, the United States and Europe with a combined market capitalization of approximately $1.4 billion.

The annual target for SR is set at the beginning of the year and determined by the Compensation Committee in consultation with the CEO. The actual results of the Corporate Performance Measures are determined based on the Company’s share price at the end of the fiscal year. To eliminate the impact of a single trade at the close of the trading day, the share price used to evaluate SR and SRI will generally be the single day volume weighted average on the last trading day of the year.

Individual Performance Measures: Denison’s qualitative performance measurements reflect the performance of individuals and their teams in meeting Denison's annual business objectives. They include health, safety and environment metrics, budget cost control and execution of key business activities. For example, if in any year the Company suffers a fatality at any of its operations, the performance measurement of health, safety and environment component of the individual performance measure will be assessed at 0% for all executives under the plan.

Each year, the CEO meets with the executives to develop a set of Individual Performance Measures and to set objectives for the year, which are then presented to and approved by the Compensation Committee. The CEO also presents his Individual Performance Measures to the Compensation Committee for recommendation to the Board for approval.

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Bonus Weighting and Proportions
The following are the performance measure categories, and their weighting, for each executive in 2020.

	Corporate (%)	Individual (%)
CEO	70	30
CFO	60	40
VP	50	50

For each Performance Measure, there are three levels of achievement:

	Base Target	Stretch Target	Breakthrough Target
CEO	Up to 50%	60%	80%
CFO	Up to 30%	40%	50%
VP	Up to 20%	30%	40%

Long-Term Incentives
Equity based compensation, such as stock option and share unit grants to executives, play an important role in helping Denison meet the objectives of its compensation program. Equity compensation rewards long-term growth and an appreciation in Share price, thus creating Shareholder value. Additionally, equity compensation is commonplace in the Canadian mining industry and is an important part of keeping Denison’s compensation competitive with that of its peers.

The Compensation Committee has a “Stock Based Compensation Grant Policy” (the “Grant Policy”), which provides for a uniform granting practice for eligible employees at Denison. Under the Grant Policy, equity grants are made annually following the release of year end results.

For stock options, the exercise price will be set in accordance with the Option Plan and the Company’s Disclosure Policy. The Option Plan is described in detail starting on page 42 of this Circular. All options granted pursuant to the Grant Policy have a five year term, with half of the options granted vesting on the first anniversary of the grant, with the remainder vesting on the second anniversary.

Under the Company’s Share Unit Plan, share units can be granted as Restricted Share Units (where the Shares typically vest after the passage of a pre-determined amount of time) or Performance Share Units (where the Shares will only become issuable if, at the time of vesting, certain pre-determined performance conditions have been met). Any such grants would be in keeping with the policies of the Compensation Committee, and in keeping with the provisions of the Grant Policy and Share Unit Plan. The Share Unit Plan is described in detail starting on page 43 of this Circular.

The magnitude of an equity compensation grant for an employee is based on:

(a)
Scope of Role & Responsibility: an employee’s level of responsibility and ability to impact the Company’s results; and

(b)
Individual and Corporate Performance: the assessment of individual and corporate performance (as detailed above) may be factored into determining the quantity of equity compensation to be granted to Denison’s executive officers, linking the magnitude of equity based compensation to the objectives and achievements of each executive officer.

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Compensation of Named Executive Officers
The table below is a summary of base salary, incentive-based awards and other compensation awarded to the NEOs in the last three financial years.

Summary Compensation Table

Name and PrincipalPosition	Year	Salary($)	Share-based awards1($)	Option-based awards2($)	Non-equity Annual Incentive Plans3($)	All other compensation4 ($)	Total compensation ($)
David Cates President and CEO	2020 2019 2018	318,370 313,040 306,300	159,153 321,115 627,900	124,068 167,025 130,251	183,460 134,920 147,630	25,412 24,295 25,343	810,463 960,395 1,237,424
Mac McDonald Executive Vice President & CFO	2020 2019 2018	271,210 258,790 253,210	124,028 230,540 460,850	96,726 123,420 106,856	105,110 84,540 82,040	24,913 23,648 22,874	621,987 720,938 925,830
David Bronkhorst Vice President Operations5	2020 2019 2018	240,000 60,000 Nil	117,275 Nil Nil	28,224 51,562 Nil	83,400 Nil Nil	21,977 5,520 Nil	490,876 117,082 Nil
Tim Gabruch Vice President Commercial5	2020 2019 2018	238,130 234,140 76,667	39,540 229,840 Nil	30,576 37,995 62,746	Nil 60,870 15,300	17,084 16,696 4,629	325,330 579,541 159,342
Michael Schoonderwoerd Vice President Controller	2020 2019 2018	205,470 202,030 197,680	33,588 70,635 209,950	26,166 33,915 30,987	58,680 49,390 48,530	28,922 25,368 27,055	352,826 381,338 514,112
Notes to Summary Compensation Table:
1.
Granted pursuant to the Share Unit Plan. The fair value was determined using the closing price of Denison’s shares on the trading day prior to the accounting grant date.
2.
This amount represents the fair value, on the date of grant, of awards made under the Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes option-pricing model. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Reference is made to the disclosure regarding the Option Plan in Note 18 in the Consolidated Financial Statements for the Year Ended December 31, 2020 available on SEDAR and EDGAR.
3.
These amounts were earned in the fiscal year noted and were paid in the following fiscal year. For 2020, NEO bonuses were approved in March 2021. For 2019, 100% of the NEO bonuses were paid by special grant of RSUs. For 2018, 50% of the NEO bonuses were paid in cash, with 50% of the bonuses paid by a special grant of RSUs.
4.
These amounts consist of car allowance, travel-to-work or parking benefits, life insurance premiums and retirement savings benefits. The retirement savings benefits component exceeds 25% of the benefits included under the heading “All Other Compensation”, in 2020, 2019 and 2018, respectively as applicable, as follows (i) for Mr. Cates: $15,388, $12,522, $12,252; (ii) for Mr. McDonald: $10,849, $10,352, $10,128; (iii) for David Bronkhorst: $16,800, $4,200; (iv) for Mr. Gabruch: $11,906, $11,707, $3,067; and (v) for Mr. Schoonderwoerd: $16,181, $14,142, $13,837.
5.
Mr. Bronkhorst joined Denison in October 2019; Mr. Gabruch joined Denison in September 2018 and departed in February 2020, prior to the assessment and grant of 2020 NEO bonuses.

None of the NEOs received any non-equity awards under a long-term incentive plan, and the Company does not have any defined benefit or actuarial plans for active employees.

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Five-Year Trend Discussion
The annual compensation in the graphs below reflect total compensation for the CEO and the four other NEOs disclosed each year, rather than compensation from 2016 to 2020 for the current NEOs who may not have been NEOs in prior years. For example, neither Mr. Gabruch nor Mr. Bronkhorst were NEOs in 2018, and thus their compensation for that year is not included in “Other NEO Pay” in 2018, and instead it reflects the compensation of the individuals who were NEOs in that year.

Base Salaries:
After consultation with GGA on NEO Compensation in 2015, the Compensation Committee approved moderate increases in salary compensation for the NEOs for 2016. In 2017, the Compensation Committee deemed a further modest increase in salary compensation appropriate, in consideration of the team’s achievements. In light of market conditions in 2018, 2019 and 2020, the Compensation Committee approved only cost of living adjustments for each NEO base salary.

In connection with his promotion to President and CEO in 2015, from his prior role as CFO, the Compensation Committee approved a 33.9% increase in Mr. Cates' salary, increasing it to $250,000. Mr. Cates’ salary was later increased to $270,000 for 2016 and $300,000 for 2017, in response to industry benchmarking and corporate achievements, with a small cost of living adjustment increasing it to $306,300 for 2018, $313,040 for 2019 and $318,370 for 2020.

When Mr. McDonald was appointed CFO in March 2015 his salary was set at $205,000 and he received increases to $220,000 in 2016 and $248,000 in 2017 to bring his salary closer to market benchmarks, with a cost of living adjustment to $253,210 in 2018 and $258,790 in 2019, and a small increase to $269,500 in 2020 reflecting a cost of living increase and his promotion to Executive Vice President. Mr. Bronkhorst joined the Company in September 2019, as VP Operations, with a salary of $240,000, which remained unchanged in 2020. Mr. Gabruch joined the Company in September 2018, as VP Commercial, and his compensation was set at $230,000 for 2018, $234,140 for 2019 and $238,130 for 2020. Mr. Schoonderwoerd was appointed VP Controller in January 2013. In 2017, Mr. Schoonderwoerd’s salary was $193,610, which was modestly increased to $197,680 in 2018, $202,030 in 2019 and $205,470 in 2020.

Equity Compensation:
In part due to investor feedback suggesting that the Company’s relatively young roster of NEOs could hold more equity in the Company, GGA was engaged in March 2017 to provide a report, in part, on the competitiveness of the Company’s long-term incentive plan. After consideration, in 2017 the Compensation Committee approved both an “ordinary” grant of options (with the grant of 2,065,000 options to NEO’s in accordance with the Company’s Stock Option Grant Policy) and a “special” grant of options (with the additional grant of 1,735,000 stock options), thereby increasing the NEOs’ stake in the Company’s equity. As a result, equity compensation saw a larger than typical increase in 2017. The “special” grant of options was also intended to compensate NEOs for what was assessed as under-optioning the previous year, based on the most recent benchmarking provided by GGA.

In addition, the Compensation Committee considered the form of equity being issued pursuant to the Company’s long-term incentive plan with reference to the March 2017 GGA report, which noted that the grant of share units under a share unit plan would assist management in increasing their respective share ownership levels in response to investor feedback. As a result, the Company’s Share Unit Plan, providing for the issuance of Restricted Share Units and Performance Share Units was adopted in March 2018 and each NEO received a grant of both Performance Share Units, intended to be a one-time special grant to increase NEO equity holdings, and Restricted Share Units, as part of the annual bonus assessment. As a result, equity compensation saw a larger than typical increase in 2018. On joining Denison, each of Mr. Gabruch and Mr. Bronkhorst each received a pro rata grant of Performance Share Units in 2019 and 2020, respectively, to bring their holdings in line with the other NEOs. There were no options or other equity compensation held by the NEOs that were re-priced downward during the most recently completed financial year of the Company.

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Performance Graphs

Cumulative Value of $100 Investment
The following graph compares the cumulative total shareholder return for $100 invested in the Shares on the Toronto Stock Exchange for the Company’s five most recently completed financial years with the cumulative total shareholder return of the S&P/TSX Composite Index for the same period. The Share performance as set out in the graph does not necessarily indicate future price performance. The Shares trade on the TSX under the symbol “DML”.

   Data supplied by the TSX.

Five-Year Trend in NEO Total Compensation
Compared to Denison Cumulative Value of $100 Investment
To evaluate the trend in Denison compensation levels in relation to Share performance as measured in the graph above, Denison relied on the total annual compensation awarded for fiscal years 2016 through 2020 on the same basis as is currently disclosed in the “Summary Compensation Table” above, using the fiscal year 2016 as a base amount for comparing changes in compensation over time.
   Denison Share data supplied by the TSX.

For 2018, the chart above reflects the one-time special grant to increase NEO equity holdings. See “Compensation of Named Executive Officers – Five Year Trend Discussion” for more details.

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Annual Performance Incentives
Denison's NEOs were eligible to receive a bonus for the year ended December 31, 2020, in accordance with the Company’s Bonus Plan. As previously discussed, computation of bonuses is based on assessments of corporate and individual performance.

2020 Corporate Performance
As explained on page 30 of the Circular, Corporate Performance Measures are assessed by looking at Shareholder Return (SR) and Shareholder Return Relative to Industry (SRI). The Compensation Committee had set a base target of 8% SR for 2020. For SRI, the performance of the Company’s selected SRI Peer Group is used as the bench mark for measuring industry performance. In 2020, the market cap weighted share price performance of the SRI Peer Group (when comparing their share price on the last trading day of the year in 2019 against 2020) was +115.83%.

When the Compensation Committee assessed the Company’s performance in 2020, it determined that Denison’s SR for the year was +66.37%. This performance significantly exceeded the 8% SR target, more than double the threshold for “breakthrough” level of performance based on this measure. However, the Company’s performance did not meet or exceed the SRI benchmark of +115.83%. As a result, no bonus on account of SRI was approved to be paid to NEOs for 2020 performance.

2020 Individual Performance
In March 2020, the Board of Directors approved individual objectives for Mr. Cates upon the recommendation of the Compensation Committee. In March 2021, the Compensation Committee assessed Mr. Cates' performance against these objectives to determine his entitlement under the Bonus Plan. The Compensation Committee determined that Mr. Cates had substantially completed his objectives, and the results of the Compensation Committee’s review are summarized, in part, as follows:

Objective		Assessment
1. Raise sufficient new capital to allow for the advancement of the Wheeler River project, consistent with the Board approved project development plans for 2020 and into 2021.	√
● Despite the challenge of the COVID-19 pandemic, the related changes in plans for 2020 and market disruptions that defined most of 2020, the Company was successful in obtaining funding for 2021 and into 2022.

2. Advance relations with Indigenous groups, with respect to the support for Wheeler River environmental assessment and other permitting processes.	√
● The COVID-19 pandemic disrupted the Company’s plans for Indigenous engagement in 2020 with the decision in March to suspend the formal Environmental Assessment (‘EA’) process for Wheeler River, but the Company was proactive in assisting communities with their COVID-19 response, and continued to advance discussions with local Indigenous groups and communities in support of a future resumption of the EA. The Company was also proud to announce a unique collaboration with the Ya’thi Néné Lands and Resources related to the Waterbury Preliminary Economic Assessment, resulting in the renaming of the Waterbury Lake J Zone deposit, to a Dené name, Tthe Heldeth Túé.

3. Drive the development of the Wheeler River project, consistent with the Company’s objective of becoming the next uranium producer in the Athabasca Basin.	√
● The 2020 Wheeler ISR field program included an “optimized” program to ensure impact to schedule from the COVID-19 suspension of the EA was minimized. The technical team’s efforts were focused on project de-risking, including the completion of a meaningful trade-off study on the use of a modified freeze “wall” design at Phoenix. On the exploration side, discoveries of new mineralization were made at K-West and Phoenix Zone C, each with the potential to develop into future satellite deposits for the ISR operation planned at Phoenix.

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4. Obtain financing to fund continued exploration activities at Wheeler River and other high priority properties to the end of 2021 and beyond.	√	● Successfully completed a non-brokered private placement offering of flow-through shares, the proceeds of which would fund Q1 2021 exploration.
5. Continue to dynamically manage the Company’s strategic resource base and evaluate opportunities to upgrade or enhance the Company’s exploration portfolio projects outside of Wheeler River.	√
● The Company evaluated various options to manage its strategic resource base throughout 2020, including the advancement of the Tthe Heldeth Túé deposit through to a Preliminary Economic Assessment and the completion of a sale of a non-uranium portfolio asset.

6. Meet or surpass operating plan / budget objectives.	√
● As a result of the COVID-19 pandemic, operating plans for 2020 were subject to significant change during the year. However, positive results were achieved, including the results from the Closed Mines group exceeding budget by approximately 50%.

7. Continue to enhance the scope of the Company’s investor relations and stakeholder relations activities to ensure investors and analysts are well informed and the market value of the Company is maximized.
√
● Marketing plans were significantly disrupted by the impact of the COVID-19 pandemic, with most in-person marketing cancelled after March 2020 until virtual marketing commenced in the second half of the year. The fourth quarter of the year saw enhanced opportunities for investor relations activities, with various virtual conferences and 1-on-1 meetings coordinated with the release of Company news.

8. Continue to instill a culture of 100% regulatory EH&S compliance	√	● Consistently positive Environment, Health and Safety reports from operations continue to speak to Denison’s overall commitment to a culture of 100% regulatory and environmental compliance.
9. Continue to instill a culture of 100% ethical business conduct and zero tolerance	√	● Denison continues to be committed to maintaining a culture of 100% ethical business conduct and a reputation amongst industry participants and regulators as being highly reputable and ethical.

Each of the other NEO's eligible for a bonus for 2020 set individual performance objectives for 2020, and the Compensation Committee assessed their performance against these objectives for determining an award under the Bonus Plan. Considering the considerable efforts undertaken by the relatively small management team to finance the Company and maintain material progress for its projects in the face of the COVID-19 pandemic, the Compensation Committee directed there be applied a further discretionary adjustment factor of 1.25 to the assessed amounts.

In looking at Mr. McDonald's performance over 2020, the Compensation Committee determined that Mr. McDonald met or exceeded his bonus targets on nearly all of his objectives. Among targets which he surpassed, Mr. McDonald (a) worked with the CEO to raise capital to support near-term and long-term Wheeler River project development activities, and (b) was a key contributor to corporate development, capital raising, investor relations and other strategic activities during the year.

The Compensation Committee concluded that Mr. Bronkhorst’s performance in 2020 had met or exceeded objectives in 2020, including (a) completing all budgeted & funded activities related to Wheeler River on schedule and budget to continue to de-risk the project, most notably the freeze “wall” trade-off study, which led to a design change for the project, with the potential to offer significant advantages over the previously planned freeze “dome”, and (b) the oversight of the Waterbury Lake Preliminary Economic Assessment for the Tthe Heldeth Túé deposit. Mr. Bronkhorst’s Project Development team saw the most upheaval in its plans and objectives for 2020 as a result of the COVID-19 pandemic, with the temporary suspension of the Environmental Assessment process in 2020 and the cancellation of certain budgeted field work.

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The team was able to redeploy its internal resources to advance its high-value programs and projects, including the completion of advanced desktop studies and other works related to the de-risking the Phoenix deposit in-situ recovery project.

Mr. Schoonderwoerd met or exceeded expectations during 2020, most notably by (a) leading the Company’s efforts to upgrade its accounting ERP system, (b) providing leadership in the preparation of budgets and the budget processes for Wheeler River evaluation activities; and (c) continuing to take ownership of the Company’s tax reporting and compliance responsibilities.

All aforementioned NEOs were recognized as exceeding their objectives in 2020 relating to health and safety, as the Company had no lost time accidents and was 100% compliant with applicable environmental and health and safety laws and regulations.

Mr. Gabruch departed Denison in early 2021, prior to the assessment of his eligibility and performance under the Bonus Plan, and no bonus was granted to Mr. Gabruch for 2020.

Based on the foregoing, the assessment of the following NEOs’ bonus entitlement was:

Name	Corporate Calc./Max	Individual Calc./Max1	Total Calc./Max
David Cates	35.0% / 56.0%	22.6% / 24.0%	57.6% / 80.0%
	$111,430	$72,030	$183,460
Mac McDonald	18.7% / 30.0%	20.3% / 20.0%	39.0% / 50.0%
	$50,530	$54,580	$105,110
David Bronkhorst	12.5% / 20.0%	22.3% / 20.0%	34.8% / 40.0%
	$30,000	$53,400	$83,400
Mike Schoonderwoerd	12.5% / 20.0%	16.1% / 20.0%	28.6% / 40.0%
	$25,680	$33,000	$58,680
Note:
1.
Considering the considerable efforts undertaken by the relatively small management team to finance the Company and maintain material progress for its projects in the face of the COVID-19 pandemic, the Compensation Committee directed there be applied a further discretionary adjustment factor of 1.25 to the assessed amounts.

Long Term Incentive Plan Awards
In years prior to 2018, the Company employed two forms of incentive plans to award its employees for individual and Company performance, namely option-based awards and non-equity based awards in the form of cash bonuses. In March 2018, the Board adopted the Share Unit Plan and now the Company is able to grant share-based incentives. See “Equity Compensation Plans” below, for more information.

Value Vested or Earned during 2020
The table below sets out information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended December 31, 2020 for each NEO.

Name	Option-based awards Value vested during year($)1	Share-based awardsValue vested during year($)2	Non-equity incentive plan compensation – Value earned during the year($)
David Cates	(201,429)	143,801	183,460
Mac McDonald	(156,418)	104,468	105,110
David Bronkhorst	(14,605)	Nil	83,400
Tim Gabruch	(29,825)	31,753	Nil
Michael Schoonderwoerd	(50,875)	41,401	58,680

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Note for Value Vested or Earned During 2020:
1.
The option value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2020 were exercised on their vesting date. Numbers in brackets constitute a negative value. For options, a negative value indicates that the exercise price of the options exceeds the market value of Denison’s shares on the vesting date.
2.
The share unit value vested during the year reflects the aggregate dollar value realizable if the shares were issued on their vesting date.

Outstanding Share-Based Awards
The following table sets out for each NEO the number and value of their share units outstanding on December 31, 2020.
Name	UnvestedShare Units (#)1	Market or payout value of Unvested Share Units ($)2	Vested but Unpaid Share Units (#)	Market or payout value of Vested but Unpaid Share Units ($)
David Cates	1,253,251 RSUs	1,052,731	390,999 RSUs	328,439
	390,000 PSUs	327,600	260,000 PSUs	218,400
Total		1,380,331		546,839
Mac McDonald	897,084 RSUs	753,551	296,666 RSUs	249,199
	270,000 PSUs	226,800	180,000 PSUs	151,200
Total		980,351		400,399
David Bronkhorst	125,500 RSUs	105,420	Nil RSUs	Nil
	180,000 PSUs	151,200	Nil PSUs	Nil
Total		256,620		Nil
Tim Gabruch	321,667 RSUs	270,200	29,333 RSUs	24,640
	180,000 PSUs	151,200	60,000 PSUs	50,400
Total		421,400		75,040
Michael Schoonderwoerd	328,751 RSUs	276,151	91,999 RSUs	77,279
	150,000 PSUs	126,000	100,000 PSUs	84,000
Total		402,151		161,279
Notes for Outstanding Share-Based Awards:
1.
The PSUs were received as special grant of performance share units in 2018, as approved by Shareholders on May 3, 2018, to further address investor feedback and increase NEOs’ equity stake in the Company. Mr. Gabruch joined Denison in September 2018, received a prorated grant of PSUs in 2019. Mr. Bronkhorst joined Denison in October 2019, received a prorated grant of PSUs in 2020.
2.
Share unit values have been calculated using the closing price of the Shares on the TSX on December 31, 2020 of $0.84 per share.
3.
In 2020, 100% of 2019 bonus entitlements to NEOs were paid with equity compensation, with the grant of restricted share units, to provide for further equity investment in the Company by the NEO’s, and to allow for conservation of the Company’s cash for investment in the Company’s 2020 objectives: Cates, 335,250; McDonald, 209,750; Gabruch, 151,000; and Schoonderwoerd, 122,750.

Outstanding Option-Based Awards
The following table sets out for each NEO the number and value of their options outstanding on December 31, 2020.

Name	Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)1
David Cates	355,7502	0.64	Mar 10, 2021	71,150
	1,927,6003	0.85	Mar 10, 2022	Nil

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Name	Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)1
	774,2144	0.60	Mar 11, 2023	185,811
	655,000	0.68	Mar 10, 2024	104,800
	844,000	0.46	Mar. 8, 2025	320,720
Total	4,556,564			682,481
Mac McDonald	260,3002	0.64	Mar 10, 2021	52,060
	1,400,9003	0.85	Mar 10, 2022	Nil
	627,1814	0.60	Mar 11, 2023	150,523
	484,000	0.68	Mar 10, 2024	77,440
	658,000	0.46	Mar. 8, 2025	250,040
Total	3,430,381			530,063
David Bronkhorst	254,000	0.61	Nov. 10, 2024	58,420
	192,000	0.46	Mar 8, 2025	72,960
Total	446,000			131,380
Tim Gabruch	274,000	0.68	Sep 3, 2023	43,840
	149,000	0.68	Mar 10, 2024	23,840
	208,000	0.46	Mar. 8, 2025	79,040
Total	631,000			146,720
Michael	126,5502	0.64	Mar 10, 2021	25,310
Schoonderwoerd	533,2003	0.85	Mar 10, 2022	Nil
	229,7484	0.60	Mar 11, 2023	55,140
	133,000	0.68	Mar 10, 2024	21,280
	178,000	0.46	Mar. 8, 2025	67,640
Total	1,200,498			169,370

Notes for Outstanding Option-Based Awards:
1.
Option values have been calculated using the closing price of the Shares on the TSX on December 31, 2020 of $0.84 per share, less the applicable exercise price of the outstanding options. As at December 31, 2020, some of the options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.
2.
Comprised in part of a special stock option grant to each NEO in lieu of cash payments, on account of NEO 2015 bonuses: Cates, 198,750; McDonald, 135,300; and Schoonderwoerd, 56,550.
3.
Comprised in part of special stock option grants to each NEO (a) in lieu of cash payments, on account of NEO 2016 bonuses: Cates, 477,600; McDonald, 282,900; and Schoonderwoerd, 163,200; and (b) to address investor feedback and increase NEOs’ equity stake in the Company: Cates, 653,000; McDonald, 520,000; and Schoonderwoerd, 172,000.
4.
Comprised in part of special stock option grants to each NEO in lieu of cash payments on account of NEO 2017 bonuses: Cates, 198,214; McDonald, 154,181; and Schoonderwoerd, 95,748.

Loans to Executives
As of the date of this Circular, Denison and its subsidiaries had no loans outstanding to any current or former NEOs, except routine indebtedness as defined under Canadian securities laws.

Compensation on Termination
Messrs. McDonald, Bronkhorst, Gabruch and Schoonderwoerd all had similar written executive employment agreements with the Company at the end of the financial year, which set out their rights in the event of termination, including termination without cause or termination by the executive for "Good Reason" (as defined below).

Upon termination of the employment agreement by either party for any reason, the NEO shall be paid all compensation earned by him (regardless of whether yet paid) as of the effective date of termination. In the event that the NEO's employment is terminated (a) by the Company for a reason other than

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just cause or (b) by the NEO in the event of a Good Reason, the NEO will be entitled to a payment equal to 18 months’ salary and a bonus payment in an amount equal to the bonus payment earned by such NEO for the fiscal year ending immediately prior to the effective date of termination.

Pursuant to Mr. Cates' executive employment agreement with the Company, upon termination of the employment agreement by either party for any reason, Mr. Cates shall be paid all compensation earned by him (regardless of whether yet paid) as of the effective date of termination. In the event that Mr. Cates's employment is terminated (a) by the Company for a reason other than just cause or (b) by Mr. Cates in the event of a Good Reason, Mr. Cates will be entitled to (i) a payment equal to 24 months’ salary, (ii) a bonus payment in an amount equal to the bonus payment earned by Mr. Cates for the fiscal year ending immediately prior to the effective date of termination, and (iii) a payment equivalent to 19% of the amount determined pursuant to (i) as compensation for discontinued benefits.

In each contract, a Good Reason means:
●
the assignment of any duties inconsistent with the status of the executive's assigned office or a material alteration in the executive’s duties, responsibilities, status or reporting relationship;
●
a reduction in the executive’s annual base salary;
●
requiring the executive to be based in a different location;
●
any other events or circumstances which would constitute a constructive dismissal at common law; or
●
a “change of control” of the Company. A “change of control” means (a) the acquisition of control or direction by any holder of the voting rights of 50% or more of the Shares, (b) a cessation of the incumbent directors constituting a majority of the Board when the incumbent directors do not recommend or approve of the replacement directors, or (c) the approval by the Shareholders of (i) a business arrangement (such as an amalgamation, arrangement or merger) not approved by the Board which results in the current Shareholders immediately thereafter not holding more than 50% of the Shares; (ii) the liquidation, dissolution or winding up of the Company; or (iii) the sale, lease or other disposition of all or substantially all of the assets of the Company.

Pursuant to the Company's Option Plan, subject to a specific provision in an NEO employment agreement, all options held by directors and employees of the Company vest immediately following a change of control, which is defined in the Option Plan as the acquisition of 30% or more of the then outstanding Shares or a sale by the Company of substantially all of its assets. All options are then exercisable for a period of 60 days following the close of any such transaction.

Pursuant to the Share Unit Plan, subject to the provisions of any NEO employment agreement, all non-performance conditioned SUs vest in the event of a Termination on Change of Control, (a) all unvested RSUs outstanding shall immediately vest on the date of such termination; and (b) all unvested PSUs (with performance criteria outstanding) shall vest on the date of such termination using an Adjustment Factor as determined by the Compensation Committee. See “Equity Compensation Plans – Share Unit Plan”.

Pursuant to the employment agreements for each of Messrs. Cates, McDonald, Bronkhorst, Gabruch and Schoonderwoerd, if the NEO's employment agreement is terminated by the Company without cause or by the NEO for Good Reason, any of such NEO's unvested stock options will automatically vest and all stock options held by the NEO will be exercisable for a 90-day period.

The table below is a summary of the compensation that would have been paid to the NEOs if any of them had been terminated on December 31, 2020, which includes situations of termination without cause and termination without cause in the event of a change of control.

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Name	Separation Pay($)	Bonus Payment($)	Value of In-the- Money Equity Awards1,2($)	Payment in lieu of Benefits ($)	Total($)
David Cates	636,740	134,920	2,609,651	120,981	3,502,292
Mac McDonald	406,815	84,540	1,910,813	Nil	2,402,168
David Bronkhorst	360,000	Nil	388,000	Nil	748,000
Tim Gabruch	357,195	60,870	643,160	Nil	1,061,225
Michael Schoonderwoerd	308,205	49,390	732,800	Nil	1,090,395
Notes to Termination Payouts:
1.
Includes the value of options and share units. Option and share unit values have been calculated using the closing price of the Shares on the TSX on December 31, 2020 of $0.84 per share.
2.
The amount shown represents the incremental value of the NEOs’ unexercised in-the-money equity as at December 31, 2020, assuming all of the options and share units have vested. The Company would not be required to make any cash payment for this amount upon termination of the NEO.

EQUITY COMPENSATION PLANS

Denison’s Option Plan is a fixed number share option plan under which a maximum of 39,670,000 Shares have been authorized for issuance on the exercise of options, representing 5.84% of the Company’s issued and outstanding Shares as at December 31, 2020. The Option Plan was first implemented in 1997, and was amended and updated (with shareholder and regulatory approval) in 2006 and then again in 2013.

Denison’s Share Unit Plan is a fixed number share unit plan under which a maximum of 15,000,000 Shares have been authorized for issuance. The Share Unit Plan was first implemented by the Board on March 8, 2018, ratified and confirmed by Shareholders at the Annual General and Special Meeting of Shareholders held on May 3, 2018.

On December 31, 2020, there were an aggregate of 15,077,243 options, 5,691,899 RSUs and 2,020,000 PSUs outstanding under their respective plans. For the fiscal years ended December 31, 2018, 2019 and 2020 (a) the annual burn rate for all of Denison’s equity compensation arrangements is 1.23%, 0.88% and 1.15%, respectively; (b) the annual burn rate for securities issued under the Option Plan is 0.61%, 0.51% and 0.58%, respectively; and (c) the annual burn rate for securities issued under the Share Unit Plan was 0.62%, 0.37% and 0.56%, respectively.

As at December 31, 2020, the number and price of Shares to be issued under the Option Plan and Share Unit Plan, and the percentage relative to the number of issued and outstanding Shares of the Company, was as follows:

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Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Equity Compensation (a)	The number in (a) as Percentage of Issued and Outstanding Shares	Weighted – Average Exercise Price of Outstanding Equity Compensation (b)	Number of Shares Remaining Available for Future Issuance Under Equity Plan (excluding Shares reflected in (a))	Percentage of Issued and Outstanding Shares
Equity Compensation Plans Approved by Shareholders1 - Option Plan - Share Unit Plan	15,077,243 7,711,899	2.22% 1.14%	$0.67 N/A4	16,268,4072 6,495,8193	2.40% 0.96%
Equity Compensation Plans Not Approved by Shareholders	N/A	N/A	N/A	N/A	N/A
Notes:
1.
The Company’s Shareholder approved equity plans are the Option Plan and the Share Unit Plan. Reference is made to the disclosure regarding the Option Plan and the Share Unit Plan in Note 18 in the Consolidated Financial Statements for the Year Ended December 31, 2020, which are available on SEDAR and EDGAR.
2.
The maximum number of shares issuable under the Option Plan is 39,670,000. As at December 31, 2020, 23,401,593 options had been granted (less cancellations) since the Option Plan’s inception in 1997.
3.
The maximum number of shares issuable under the Share Unit Plan is 15,000,000. As at December 31, 2020, 8,504,181 share units had been granted (less cancellations) since the Share Unit Plan’s inception in March 2018.
4.
The share units issued under the Share Unit Plan do not have an exercise price and they entitle the holder to Shares upon vesting and settlement. As at December 31, 2020, the issued and outstanding share units had a fair value of $0.84 per unit, based on the closing price of the Shares on the TSX on that date.

Option Plan
The purpose of the Option Plan is to attract, retain and motivate the Company’s directors, officers, key employees and consultants and to align their interests with those of the Company and its Shareholders. The Compensation Committee administers grants under the Option Plan. All grants are subject to the approval of the Board.

Below are the key provisions of Denison’s Option Plan:

●
A maximum of 39,670,000 Shares are currently authorized for issuance under the Option Plan.

●
Denison’s directors, officers, employees and consultants of the Company or a subsidiary of the Company or any employee of a management company providing services to the Company or a subsidiary of the Company are eligible to participate under the Option Plan.

●
Options cannot have a term of over ten years; however, since 2011, the Board has adopted a practice of granting options with five year terms, with vesting in two equal parts on the first anniversary and the second anniversary from the grant date. The Compensation Committee takes into account previous grants when it considers new grants of options.

●
Grants are typically done annually. The Board fixes the exercise price of an option at the time of the grant at the TSX closing price of Shares on the trading day immediately before the date of the grant, and the exercise price cannot be lower than this price.

●
If a director, officer or an employee leaves the Company, all of their options will expire 30 days after they cease to be a director or an employee, except the expiry period is extended if the options would otherwise expire during a period of time when trading Shares is restricted. In certain cases, individual employment agreements may vary vesting rights and expiry periods upon termination or upon a change of control. See “Compensation on Termination” starting on page 39 for more information. The Option Plan provides that options granted to a consultant will terminate 30 days after the consultant agreement terminates.

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

●
The Option Plan does not provide for a restriction on the maximum number of securities issuable to any one person or company. However, no more than 10% of total Shares issued and outstanding can be reserved for issuance to insiders in a one-year period under the Option Plan and any other security based compensation arrangement, and no more than 10% of total Shares issued and outstanding can be issued to all insiders in a one-year period under the Option Plan and any other share compensation arrangement. Options cannot be transferred to another person.

●
The following kinds of changes require Shareholder approval under the terms of the Option Plan:

✓
any change to the number of Shares that can be issued under the plan, including increasing the fixed maximum number of Shares, or changing from a fixed maximum number to a fixed maximum percentage of Shares
✓
any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders
✓
the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants
✓
the addition of a cashless exercise feature which does not provide for a full deduction of the number of underlying Shares from the plan reserve
✓
the addition of a deferred or restricted share unit or any other provision which results in Shares being received while no consideration is received by Denison
✓
discontinuance of the Option Plan
✓
any other amendments that could lead to a significant dilution of the Company’s outstanding Shares or may provide additional benefits to participants under the Option Plan, especially insiders, at the expense of the Company and its existing Shareholders
●
No change to the Option Plan can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the Option Plan.

●
The Board has the power, subject to regulatory approval where required, to make a limited number of changes to the Option Plan, including amendments of a house keeping nature, changes to the vesting provisions of an option, a change to the termination provisions of an option, provided that the extension does not go beyond the original expiry date of the option and add a cashless exercise feature that provides for a full deduction of Shares from the plan reserve.

●
The Company prohibits the giving of financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Option Plan.

●
Option grants to the CEO and the CFO are conditional upon a claw back agreement, whereby each of them personally agrees to reimburse any portion of their bonus payment (including options granted pursuant thereto) which is awarded for achievements that are found to involve their fraud, theft or other illegal conduct.

Share Unit Plan
The Company’s goal with equity compensation in general is for it to act as an important tool to help motivate directors, officers, key employees and consultants, attract and retain the best people, and to align the participant’s interests with those of the Company and its Shareholders. The purpose of the Share Unit Plan is to update the Company’s equity compensation program, bringing it in line with current market practices, and to create more flexibility in the types of incentive awards that may be made to eligible participants.

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

The Share Unit Plan was adopted in March 2018 (and ratified by Shareholders on May 3, 2018), after the Company received feedback from certain investors suggesting the Company’s management could hold more equity in the Company. As a result of that feedback, GGA was requested to provide a report, in part, on the competitiveness of the Company’s long-term incentive plan. In Part, the GGA report noted that the grant of share units under a share unit plan would assist management in increasing their respective share ownership levels and increase their exposure to the share price, in a different way than more traditional stock option ownership.

Below are the key provisions of Denison’s Share Unit Plan:

●
The Share Unit Plan authorizes a maximum of 15,000,000 Shares for issuance thereunder. As a result of settlement of Shares under the Share Unit Plan since its inception, as at December 31, 2020 a maximum of 14,207,718 Shares remained authorized for issuance on settlement of Share Units, representing 2.09% of the Company’s then issued and outstanding Shares.

●
Participants may be granted restricted share units (“RSUs”) or performance share units (“PSUs”) or any combination of the foregoing.

●
Eligible participants in the Share Unit Plan are Denison’s directors, officers, employees and consultants of the Company or an affiliate of the Company or any employee of a management company providing services to the Company or an affiliate of the Company.

●
Grants are anticipated to be done annually.

●
The Board will approve the terms of the RSUs and PSUs, as applicable, at the time of grant of the applicable Share Units, and each grant letter will describe the vesting and settlement provisions.

●
Share Units will be settled on the first business day following the applicable vesting date, unless the holder of the Share Unit has elected to defer settlement.

●
Participants shall be entitled to elect, by written notice to the Company, to defer the settlement of their Share Units until the date which is the earlier of (i) the date to which the participant has elected to defer receipt of Shares in accordance with Section 3.4 of the Share Unit Plan; and (ii) the date of the Participant’s Retirement, Resignation, Termination with Cause or Termination Without Cause or Termination after Change of Control of the Company (as each term is defined in the Share Unit Plan).

●
The Board will have the option, at the time of the grant of the Share Units, to allow a participant to elect to settle their Share Units in cash instead of Shares issued from treasury. If, at the time of settlement, the participant elects to settle in cash, the cash payment will be determined by the number of Shares the participant would be eligible to receive multiplied by the market value, as calculated in accordance with the Share Unit Plan. The Company has the right to override the participant’s election and settle such RSUs or PSUs in shares issued from treasury. If a participant has elected to defer settlement, they will no longer be entitled to elect to receive cash on settlement of their Share Units.

●
Subject to the terms of the grant letter or a participant’s employment agreement:

●
in the event of Termination Without Cause: (a) if the participant has been continuously employed for at least two years, (i) any unvested RSUs will automatically vest and become available for settlement, and (i) the unvested PSUs will vest using an Adjustment Factor as determined by the Board, and (b) if the participant has been continuously employed for less than two years, all of the unvested RSUs and PSUs shall become void and the participant shall have no entitlement to the issuance of Shares under such Share Units.

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

●
in the event of the Retirement of a participant, their unvested Share Units will automatically vest on the date of Retirement and the Shares underlying such Share Units will be issued to the participant as soon as reasonably practical thereafter.

●
in the event of the death of a participant, their unvested Share Units will automatically vest on the date of death and the Shares underlying all Share Units will be issued to the participant’s estate as soon as reasonably practical thereafter.

●
in the event of the disability of a participant (as may be determined in accordance with the policies, if any, or general practices of the Company or any subsidiary), any of their unvested Share Units will automatically vest on the date on which the participant is determined to be totally disabled and the Shares underlying the Share Units held will be issued to the Participant as soon as reasonably practical thereafter.

●
in the event of a Termination on Change of Control, (a) all unvested RSUs outstanding shall immediately vest on the date of such termination; and (b) all unvested PSUs (with performance criteria outstanding) shall vest on the date of such termination using an Adjustment Factor as determined by the Board.

●
Except pursuant to (a) a will or by the laws of descent and distribution, or (b) any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant, no Share Unit and no other right or interest of a participant is assignable or transferable.

●
Unless the Company has received requisite shareholder approval, under no circumstances shall the Share Unit Plan, together with all other security based compensation arrangements of the Company (including the Option Plan), result, at any time, in: (i) the aggregate number of Shares reserved for issuance to insiders (as a group) at any point in time exceeding 10% of the Company’s issued and outstanding Shares; (ii) the issuance to insiders (as a group), within a one‐year period, of an aggregate number of Shares exceeding 10% of the Company’s issued and outstanding Shares; (iii) the aggregate number of Shares reserved for issuance to all non‐employee directors of the Company exceeding 1% of the Company’s issued and outstanding Shares; or (iv) the grant to any individual non‐employee director of the Company of more than $150,000 worth of Shares annually. Subject to compliance with the foregoing, the Share Unit Plan does not provide for a restriction on the maximum number of securities issuable to any one person or company.

●
Shareholder and applicable stock exchange approvals will be required for any amendment, modification or change to the provisions of the Share Unit Plan which would:

✓
materially increase the benefits to the holder of the Share Units who is an Insider to the material detriment of the Company and its shareholders;
✓
increase the maximum number of Shares which may be issued from treasury pursuant to Share Units granted pursuant to the Share Unit Plan (other than by virtue of adjustments pursuant to the Share Unit Plan);
✓
extend the expiry date for Share Units granted to Insiders under the Share Unit Plan;
✓
permit Share Units to be transferred, other than for normal estate settlement purposes or transfers to any registered retirement savings plans or registered retirement income funds of which the participant is and remains the annuitant;
✓
remove or exceed the Insider participation limits set forth in the Share Unit Plan;
✓
amend the definition of “Participant” to allow for additional categories of Participants or otherwise materially modify the eligibility requirements for participation in the Share Unit Plan; or
✓
modify the amending provisions in section 4.5 of the Share Unit Plan.

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

●
The Board has the power, subject to regulatory approval where required, to make a limited number of changes to the Share Unit Plan, including amendments of a house keeping nature, changes to the vesting or settlement provisions of an Share Unit, a change to the termination provisions of a Share Unit or the Share Unit Plan, any amendment respecting the administration of the Share Unit Plan, and any amendments to reflect changes to applicable securities or tax laws or that are otherwise necessary to comply with applicable law or the requirements of the applicable stock exchanges or other regulatory body having authority over the Company, the Share Unit Plan, the participants, or the Shareholders.

●
In the event of a Takeover Bid, if a bona fide Offer for Shares is made, the Board will have the sole discretion to amend, abridge or otherwise eliminate any vesting schedule related to each participant’s Share Units so that notwithstanding the other terms of this Plan, the underlying Shares may be conditionally issued to each participant holding Share Units so (and only so) as to permit the participant to tender the Shares pursuant to the Offer.

●
In the event of a Change of Control, the Board has the right to provide for the conversion or exchange of any outstanding Share Units into or for units, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Share Units and the rights of participants are not materially adversely affected by any such changes. If the successor entity does not assume or provide valuable substitute security for the outstanding Share Units, (a) the Plan will be terminated effective immediately prior to the Change of Control, (b) all RSUs will vest and a specified number of outstanding PSUs will vest, as determined in the Board’s discretion using an Adjustment Factor (in accordance with the Share Unit Plan), and (c) the Share Units will automatically convert into the entitlement to receive a cash payment, to be paid by the Company in the same manner and timing as the underlying Share Unit would have been in accordance with the Plan, provided however, that such cash payment will not be paid later than December 31 of the third calendar year following the year in which the services giving rise to the award were rendered.

●
If a dividend becomes payable by the Company on its Shares, at the Board’s discretion participants may be entitled to be credited with dividend equivalent payments in the form of additional RSUs and/or PSUs, as applicable, which additional units will be settled at the same time that the underlying RSUs and/or PSUs, as applicable, are settled.

●
Pursuant to the Share Unit Plan and the applicable policies and procedures of the Company, any Share Unit Awards granted to the CEO and CFO are conditional upon a claw back agreement, whereby each of them personally agrees to forfeit or reimburse any portion of their bonus payment, including PSUs, RSUs or Shares issued thereunder, which were awarded for achievements that are found to involve their fraud, theft or other illegal conduct.

The Board or the Compensation Committee administer grants under the Share Unit Plan, and subject to the terms of the Share Unit Plan, certain Grant Letters may alter the terms of the Share Unit Plan as it applies to any particular participant’s grant of Share Units. In addition, in certain cases, individual employment agreements may vary the rights of participants. All grants are subject to the approval of the Board, unless the Board delegates such approval to the Compensation Committee.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
No informed person, including any director, proposed director or executive officer of the Company, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

ADDITIONAL INFORMATION
Additional information relating to the Company is available on Denison’s website at www.denisonmines.com, on SEDAR under the Company’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis for its most recently completed financial year.

You may request a printed copy of the following documents free of charge by writing to the Corporate Secretary of the Company at 1100 - 40 University Avenue, Toronto, Ontario M5J 1T1:

●
The Company’s 2020 Annual Report, containing the Company’s consolidated financial statements and related MD&A for its year ended December 31, 2020;

●
Any subsequently filed quarterly report; or

●
The Company’s most recent Annual Information Form or Annual Report on Form 40-F.

APPROVAL
The contents and the sending of this Circular to Shareholders, the directors and the auditor of the Company have been approved by the Board.
By Order of the Board of Directors,
Catherine Stefan
Chair of the Board

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

APPENDIX A
CHANGE OF AUDITOR REPORTING PACKAGE

DENISON MINES CORP.
NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102 – Continuous Disclosure Obligations)
TO:
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of Superintendent of Securities, Government of Prince Edward Island
Office of Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

AND TO:
PricewaterhouseCoopers LLP (“PwC”)

KPMG LLP (“KPMG”)

RE:
Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Notice is hereby given of a change of the auditor of Denison Mines Corp. (the “Company”) pursuant to section 4.11 of NI 51-102.

1.
Effective October 1, 2020 (the “Effective Date”), PwC, at the request of the Company, has resigned as auditors of the Company and KPMG has been appointed as auditors of the Company to fill the vacancy.

2.
The resignation of PwC and appointment of KPMG were considered and approved by the Company's Board of Directors. The Company will ask that the shareholders of the Company ratify the appointment of KPMG at the next annual meeting of the shareholders of the Company.

3.
There have been no modified opinions in PwC’s reports for the Company’s two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the Effective Date.

4.
There were no reportable events (as defined in NI 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

DATED the 1st day of October, 2020.
DENISON MINES CORP.
by	“Gabriel McDonald”
Gabriel McDonald
Executive VP & CFO

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of Superintendent of Securities, Northwest Territories
Nova Scotia Securities Commission
Nunavut Securities Office
Ontario Securities Commission
   The Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Office of the Yukon Superintendent of Securities

October 5, 2020

Dear Sir/Madam

Re: Notice of Change of Auditors of Denison Mines Corp.

We have read the Notice of Denison Mines Corp. dated October 1, 2020 and are in agreement with the statements contained in such Notice.

    Signed "KPMG LLP"

Yours very truly,
Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

October 5, 2020

To:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission,
Office of the Superintendent of Securities Service Newfoundland & Labrador,
Office of the Superintendent of Securities Government of Prince Edward Island,
Office of the Superintendent of Securities Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

We have read the statements made by Denison Mines Corp. in the attached copy of change of auditor notice dated October 1, 2020, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated October 1, 2020. Yours very truly,

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2 T: +1 416 815 5003, F: +1 416 814 3220, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

APPENDIX B

MANDATE OF THE BOARD, POSITION DESCRIPTIONS
AND LIMITS TO MANAGEMENT’S RESPONSIBILITIES

The Board of Directors of Denison Mines Corp. has adopted this written mandate and position descriptions for the Board, the Chair of the Board, the Chair of each Committee of the Board and the Chief Executive Officer (“CEO”), including the definition of the limits to management’s responsibilities.

On at least an annual basis, the Corporate Governance and Nominating Committee shall review and assess the adequacy of this mandate and make a recommendation to the Board regarding updating or amending the same.

1.
MANDATE AND POSITION DESCRIPTION FOR THE BOARD

(a)
The Board has adopted the following mandate in which it explicitly acknowledges responsibility for the stewardship of the Company and, as part of the overall stewardship responsibility, responsibility for the following matters:
(i)
to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;
(ii)
the strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
(iii) the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;
(iv)
succession planning, including appointing, training and monitoring of senior management;
(v)
the Company’s communications policy; and
(vi)
the Company’s internal control and management information systems.

(b)
The Board takes its responsibilities very seriously and expects that all directors will participate in Board and Committee meetings on a regular basis, to the extent reasonably practicable, and will review all meeting materials in advance of each meeting. Attendance of directors shall be taken at each Board meeting by the Corporate Secretary or Assistant Corporate Secretary.

(c)
At all times, a majority of the Board will satisfy the independence requirements set out by the Canadian Securities Administrators in National Policy 58-201 and any other applicable laws and regulations as the same may be amended from time to time. The independent directors shall meet at least once per year to discuss the Company’s matters.

(d)
The Company, together with its subsidiaries, is committed to conducting its business in compliance with the law and the highest ethical standards, and to the highest standards of openness, honesty and accountability that its various stakeholders are entitled to expect. The Audit Committee of the Board has established a Policy and Procedures for the Receipt, Retention and Treatment of Complaints Regarding Accounting or Auditing Matters, and the Company has established a Code of Ethics for Directors, Officers and Employees, which establishes procedures for directors, officers and employees to report any concerns or questions they may have about violations of the Code or any laws, rules or regulations. In addition, the Board will consider adopting other measures for receiving feedback from stakeholders if at any time the Board or its independent directors consider the foregoing to be inadequate.

(e)
All new directors will receive a comprehensive orientation. This orientation may vary from director to director, depending on his or her expertise and past experience, but in each case will be sufficient to ensure that each director fully understands the role of the Board and its committees, the contribution individual directors are expected to make (including the commitment of time and resources that is expected) and an understanding of the nature and operation of the Company’s business.

(f)
The Board will provide continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

(g)
Prior to nominating or appointing individuals as directors, the Board will consider the advice and input of the Corporate Governance and Nominating Committee on all relevant matters, including:

(i)
the appropriate size of the Board, with a view to facilitating effective decision making; (ii)what competencies and skills the Board, as a whole, should possess; and
(iii)
what competencies and skills each existing director possesses.

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

2.
POSITION DESCRIPTIONS FOR THE CHAIR OF THE BOARD, THE LEAD DIRECTOR, THE CHAIR OF BOARD COMMITTEES AND THE CEO

(a)
Where the Chair of the Board is not an independent director, in accordance with paragraph 1(c) of this Mandate and upon recommendation of the Corporate Governance and Nominating Committee, the Board will appoint from among the independent directors, a Lead Director to serve as such until the next meeting of shareholders where directors are elected, unless otherwise removed by resolution of the Board of Directors.

(b)
The Chair of the Board, if independent, or the Lead Director will:

(i)
act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties;
(ii)
provide leadership for the Board’s independent directors;
(iii)
organize the Board to function independently of management, and ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between the Board and management responsibilities are clearly understood and respected;
(iv)
ensure that the Board has an opportunity to meet without members of management, regularly, and without non-independent directors at least once per year;
(v)
determine, in consultation with the Board and management, the time and places of the meetings of the Board;
(vi)
manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities and mandates, where appropriate, through its duly appointed committees, including:
o
ensuring that the Board works as a cohesive team and providing the leadership essential for this purpose;
o
ensuring that the resources available to the Board (in particular timely and relevant information) are adequate to support its work;
o
ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis;
o
ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the board and committees is assessed on a regular basis; and
o
ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board.
(vii)
ensure that the Board has a succession planning process is in place to appoint the Chief Executive Officer and other members of management when necessary;
(viii)
co-ordinate with management and the Corporate Secretary or Assistant Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;
(ix)
preside as chair of each meeting of the Board;
(x)
communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board;
(xi)
in consultation with the CEO, and as appropriate, be available to, and respond to inquiries from, internal and external stakeholders; and
(xi)
act as liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner, which will involve working with the Chief Executive Officer to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Company is building a healthy governance culture.

The Chair of the Board or the Lead Director may, as the case may be, delegate or share, where appropriate, certain of these responsibilities with any committee of the Board.

(c)
Any special responsibilities and authorities of the Chair of any committee of the Board will be set out in the Terms of Reference/Mandate for the Committee. In general, the Chair of a Committee shall lead and oversee the Committee to ensure that it fulfills its mandate as set out in the Committee’s Terms of Reference/Mandate. In particular, the Chair shall:

(i)
organize the Committee to function independently of management, unless specifically provided otherwise in the Committee’s Mandate;
(ii)
ensure that the Committee has an opportunity to meet without members of management as necessary;
(iii)
determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;
(iv)
manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;
(v)
co-ordinate with management and the Secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

(vi)
provide advice and counsel to the CEO and other senior members of management in the areas covered by the Committee’s mandate;
(vii)
preside as chair of each meeting of the Committee; and
(viii)
communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

(d)
The CEO, subject to the authority of the Board, shall have general supervision of the business and affairs of the Company and such other powers and duties as the Board may specify, from time to time. These responsibilities shall include making recommendations to the Board regarding the implementation, performance and monitoring, as the case may be, of each of the items referred to in paragraphs 2(b)(i) to (b)(viii) of this mandate and ensuring that procedures are in place and followed by the Company so that each of those items and any other requirement of the Board is implemented, performed and monitored in a prudent and responsible manner in accordance with the determinations of the Board. The Board will develop and approve periodically, as the Board considers necessary, the corporate goals and objectives that the CEO is responsible for meeting.

3.
LIMITS ON THE CEO’S AUTHORITY

(a)
Unless specifically instructed otherwise by the Board, and except as set out in Section 127(3) of the Ontario Business Corporations Act (the “OBCA”), the CEO of the Company has the responsibility and authority to transact any business or approve any matter:

(i)
in the ordinary course of business of the Company; and
(ii)
that is not in the ordinary course of business of the Company, but that is not likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Company; and

(b)
In addition to those matters referred to in Section 127(3) of the OBCA, Board approval is required with respect to any business or matter that is not in the ordinary course of business of the Company and that is likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Company.

2021 DENISON MANAGEMENT INFORMATION CIRCULAR

Denison Mines Corp.
1100 - 40 University Avenue
Toronto, ON M5J 1T1
T 416 979 1991 F 416 979 5893 www.denisonmines.com
TSX: DML
NYSE American: DNN